Exhibit 99.1
2005 Annual
Information Form
March 23, 2006
For the year ended December 31, 2005
Health Care is Our Business ™

THIS ANNUAL INFORMATION FORM
In this Annual Information Form (AIF), unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This AIF contains information that will help inform the reader about Extendicare. This document includes a description of: the Company’s operations; its competitive strengths and strategies; the long-term care industry; the regulatory environment; and the risk factors that affect the Company.
All dollar figures are in Canadian dollars, unless stated otherwise. The information in this AIF is as of March 23, 2006 unless stated otherwise, and except for information in documents incorporated by reference that have a different date.
Documents Incorporated by Reference
The following documents are incorporated by reference in this Extendicare Inc. 2005 AIF:
•	the Management Information and Proxy Circular of Extendicare Inc. dated March 3, 2006;

•	the Management’s Discussion and Analysis, found on pages 6 through 57 of the 2005 Annual Report of Extendicare Inc., dated February 22, 2006; and

•	the Consolidated Financial Statements, including Management’s Responsibility for Financial Statements and the Auditors’ Report, found on pages 58 through 113 of the 2005 Annual Report of Extendicare Inc.
Cautionary Notice Regarding Forward-looking Statements
Information provided by the Company from time to time, including this AIF and the documents incorporated herein by reference, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.
Extendicare 2005 AIF

CORPORATE STRUCTURE
Incorporation
Extendicare Inc. commenced operations in 1968 and continued under the Canada Business Corporations Act by Articles of Continuance, which were amended to change the capital structure and the name of the Company. The registered and principal office of Extendicare Inc. is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Inter-corporate Relationships
Extendicare Inc. operates in two different geographic areas through wholly owned subsidiaries. In the United States it operates through Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”) and in Canada it operates through Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”).

EXTENDICARE INC.

EXTENDICARE (CANADA) INC.	(100%) (CANADA)

nursing, assisted living and retirement centres; home health care and management of a chronic care unit

EXTENDICARE HEALTH SERVICES, INC.	(100%) (UNITED STATES)

nursing, assisted living and retirement centres; rehabilitative therapy and group purchasing services

LAURIER INDEMNITY COMPANY, LTD.	(100%) (BERMUDA)
LAURIER INDEMNITY COMPANY	(100%) (UNITED STATES)

property and casualty insurance captives for United States health care operations
Subsidiaries
The following is a list of the material direct and indirect subsidiaries of Extendicare Inc.:

	Jurisdiction	Percentage of Voting Securities
	of	Owned Directly or Indirectly
Name	Incorporation	by Extendicare

Extendicare (Canada) Inc.	Canada	100
159524 Canada Inc. (1)	Canada	100
New Orchard Lodge Limited	Canada	100
Extendicare Health Services, Inc.	Delaware	100
Extendicare Health Facilities Holdings, Inc.	Delaware	100
Extendicare of Indiana, Inc.	Delaware	100
Extendicare Homes, Inc.	Delaware	100
Northern Health Facilities, Inc.	Delaware	100
Fir Lane Terrace Convalescent Center, Inc.	Washington	100
Arbors at Toledo, Inc.	Ohio	100
Assisted Living Concepts, Inc.	Nevada	100
Laurier Indemnity Company, Ltd.	Bermuda	100
Laurier Indemnity Company	Wisconsin	100

(1)	Extendicare Inc., through 159524 Canada Inc., owns a 34.8% common equity interest in Crown Life Insurance Company.
Extendicare 2005 AIF

GENERAL DEVELOPMENT OF BUSINESS
Strategic Initiative
At their February 2006 meeting, the Board of Directors appointed a committee of independent directors to review and consider various structures and options that would provide value to shareholders. The Board believes that the Company’s share price has not been reflective of its underlying operational performance. A sale or reorganization of all or part of the Company are among the alternatives being explored. The Company has appointed an investment bank as its advisor. While the Company gives no assurance that a transaction will be concluded, its Board feels it prudent to pursue these initiatives at this time. A sale or reorganization of all or part of the Company may impact its future strategy and business operations. However, it is the Company’s intention to accomplish any strategic initiative in a manner that will maintain its commitment of quality patient care, preserve its strong relationship with employees and ensure continual success of its business operations.
General Overview
Going back to 2000, Extendicare faced many challenges, the three most important being:
•	significant resident care liability costs from its Florida and Texas nursing home operations;

•	high debt levels; and

•	an inadequate reimbursement system in the United States.
In response to these challenges, Extendicare developed, articulated and executed a three-pronged strategy over the next few years to return the Company’s operations to profitability as follows:
1.	Extendicare recognized early on the risks associated with operating in Florida and Texas, and articulated and successfully executed a strategy to exit these litigious nursing home markets by the end of 2000 and 2001, respectively.

2.	As a result of Extendicare’s ability to divest itself of these and other underperforming assets, the Company was able to repay a significant portion of its debt ahead of schedule. EHSI also completed two successful debt issues in 2002 and 2004 and expanded its credit line. The stronger balance sheet enabled the Company to take on additional debt in 2005 when it acquired Assisted Living Concepts, Inc. (ALC) in January of 2005.

3.	Finally, as U.S. government funding changes started to impact long-term care companies in 1999 and in contrast to many who tried to cut costs in an effort to regain profitability, Extendicare made a strategic decision to focus on sales, defined as census or occupancy in its nursing homes. This enabled the Company to return its core nursing home business in the U.S. to profitability, within the confines of the new Medicare Prospective Payment System, or PPS. This was an inherently positive strategy, as it focused on driving growth and profitability through increased sales, not through cutting costs. As a result, Medicare census levels have risen steadily since 2000, reaching a same-facility average of 18.4% for 2005. In growing Medicare census, the Company also achieved overall occupancy growth. Going back to 2000, the average occupancy of EHSI’s nursing homes was 87.5%, which was in line with the industry average. For the year 2005, EHSI increased occupancy to 92.8%.
Through this difficult period for Extendicare’s U.S. operations, the Company’s Canadian operations continued their steady, profitable performance, thereby reducing the risk to shareholders of depending upon the operations of any one market. Since 2001, ECI has constructed 16 new facilities in Ontario as part of the Province’s new build program, the last of which was completed in 2004. As a result of Extendicare’s strengthened financial base and flexibility, the Company was able to complete the acquisition of ALC in January 2005 adding 177 assisted living facilities to its operations. ALC was acquired for approximately US$285 million, which included the assumption of ALC’s existing debt of US$141 million. This acquisition solidifies the Company’s position as a leading provider in the assisted living segment of senior care. The Company believes it is prudent to diversify into assisted living as it is largely composed of private-pay customers and offers higher margins than nursing homes. The acquisition fits well with the Company’s ongoing construction program in the U.S., which is predominantly composed of assisted living units.
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Three Year History
The following outlines the significant developments in the Company’s U.S. and Canadian operations for the past three years.
U.S. Operations
Medicare Funding Changes
The Prospective Payment System was implemented to fund skilled nursing facilities certified under the Medicare program effective January 1, 1999. However, it was phased in over a four-year period ending January 1, 2002. As a result of the industry coming under financial pressure due to the implementation of PPS, U.S. Congress passed two acts to provide some relief to the industry, namely the Balanced Budget Refinement Act (BBRA) of 1999 and the Benefits Improvement and Protection Act (BIPA) of 2000. These laws contained additional funding provisions to assist providers as they adjusted to PPS for an interim period. The funding enhancements implemented by the BBRA and BIPA fell into two categories. The first category was “Legislative Add-ons”, which expired on September 30, 2002, and which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and a 4% base adjustment. The second category, referred to as the “RUGs Refinements”, involved, after amendment, add-ons to 14 rehabilitation categories of 6.7% each, and continued until December 31, 2005.
Changes in Medicare funding levels typically occur on October 1st to coincide with the federal government’s fiscal year, and generally represent an inflationary increase, otherwise referred to as a “market basket” increase. In 2005 Medicare Part A rates were increased 3.1%. In 2004 and 2003 they were increased 2.8% and 3.0%, respectively. In addition, the 2003 increase included a 3.26% cumulative past years’ fix (referred to as the “Administrative Fix”) to help the industry recover from financial pressure brought on by the implementation of PPS. However, the revenue earned from the Administrative Fix was tempered by higher operating costs to fulfill the commitment to the Centers for Medicare & Medicaid (CMS) that providers would increase direct care and services for their residents by an equal amount. In October 2003 CMS published a notice to skilled nursing facilities that future cost reports would require confirmation that the Administrative Fix funding was spent on direct patient care and related expenses.
With respect to the RUGs Refinements, in July 2005, after a series of previous announcements, CMS announced the final regulation to terminate the funding enhancements effective December 31, 2005. In conjunction with this change, CMS announced the expansion, effective January 1, 2006, of the 44 RUGs classifications to 53, whereby the nine new RUGs classifications would reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, CMS also announced increases in the nursing and therapy components of the case mix index for all 53 RUGs rates effective January 1, 2006. CMS’s 3.1% market basket increase that took effect October 1, 2005, increased EHSI’s average Medicare Part A rate by US$10.66 in the 2005 fourth quarter. Last fall, based upon a preliminary review, using the Medicare case mix and census for the first nine months of 2005, EHSI estimated a loss of revenue from the expiration of the RUGs Refinement enhancements of approximately US$20 per Medicare day. Based on further analysis and a preliminary review of the results for January 2006, the nine new categories have generated incremental revenue such that the decline in revenue is only approximately US$6 per Medicare day, or annual revenue of $6.1 million (US$5.3 million). These estimates are based upon a number of assumptions that may vary from the actual impact of the RUGs Refinement.
In December 2005 CMS announced its plan to reduce its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid, for cost reports effective October 1, 2006. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change would reduce Medicare revenue by $0.6 million (US$0.5 million). Therefore, EHSI will continue to be reimbursed for Part A co-insurance bad debts associated with dually-eligible residents that amount to approximately $17.1 million (US$14.7 million) per year. However, CMS continues to consider a reduction of the reimbursement level for all Part A co-insurance bad debts for dually eligible residents. Also, while unlikely to receive congressional approval, the U.S. President’s proposed 2007 budget, released in February 2006, totally eliminates the level of reimbursement of Part A co-insurance bad debts for all residents.
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MedPAC, a government sponsored consulting body, which advises CMS on changes in Medicare policy and Medicare rates, has for a number of years recommended no or below inflationary increases for Medicare rates, based upon their review of the margins earned by nursing homes on Medicare residents. In December 2005 MedPAC recommended no increase for Medicare rates for October 1, 2006, and U.S. President Bush has reflected this recommendation in his proposed 2007 budget. President Bush’s 2007 budget proposes that the market basket indexing would be eliminated for federal fiscal 2007 and the increases for 2008 and 2009 would be reduced by four-tenths of a percent if inflation targets were exceeded. MedPAC’s recommendations do not consider that the majority of nursing homes earn revenue from Medicaid, and the general acknowledgement by CMS that Medicaid rates do not adequately compensate providers for the cost of services delivered. The Company believes that these reductions are likely to face an uphill battle in U.S. Congress and similar to other years, Medicare rates will increase with inflation. However, below inflationary increases could significantly impact the Company’s earnings. There can be no assurance that Medicare payments will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.
State Plan Amendments That Affect Medicaid Funding
EHSI receives new annual Medicaid rates effective July 1st each year in seven of the 11 states where it operates nursing facilities. Several states in which EHSI operates have received approval from CMS for plan amendments and waivers, which increase the level of federal funding for the states’ Medicaid programs, and provide nursing facilities with revenue rate increases to offset new or increased provider taxes.
Effective July 2004, the State of Kentucky received approval from CMS of a state plan amendment and waiver. The Kentucky plan amendment and waiver contributed approximately $3.0 million (US$2.3 million) in incremental earnings before income taxes for the six-month period ended December 31, 2004.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved and committed to its state plan amendment and waiver. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million (US$16.5 million) and provider tax expense of $16.4 million (US$13.3 million) relating to the period from July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction of previously accrued revenue of $0.8 million (US$0.7 million) in the last half of 2005.
In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver, which increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result in 2005, EHSI recognized incremental revenue of $15.5 million (US$12.8 million), and additional provider tax expense of $7.6 million (US$6.3 million), pertaining to the period July 1, 2003 to December 31, 2004.
In July 2005 EHSI did not receive an increase in base rates in Ohio and Wisconsin, and the estimated weighted average increase across the seven states was less than 1.5%, exclusive of changes in case mix indices, provider tax changes, and other controllable factors. As a result of these increases, which were below the rate of inflation, EHSI’s margins in 2005 were negatively impacted.
Effective January 1, 2006, the State of Indiana has implemented a Medicaid rate reduction that amounts to $2.4 million (US$2.1 million) per annum, and will apply to the 18-month period ended June 30, 2007. During this period, the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
Both the States of Pennsylvania and Ohio have announced that a new reimbursement system will be implemented effective July 1, 2006.
The proposed U.S. 2006 federal budget included reforms of the Medicaid program to cut a total of US$60.0 billion in projected Medicaid expenditure growth over 10 years. The final enactment was a compromise establishing a Medicaid Commission authorized to make specific policy recommendations, while agreeing to defer Medicaid cuts during fiscal year 2006, and providing reconciliation instructions to Congress to make US$10.0 billion in Medicaid reductions during fiscal years 2007 to 2011. The Company is unable to predict the potential impact of this change on its revenue and earnings.
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U.S. President Bush’s budget for federal years 2007 through 2009 would impose several cuts to the Medicaid programs and expand state waiver flexibility in program management. The budget initiatives include a phased reduction of funding for provider taxes to a limit of 3% from the current 6% of provider revenue, and limit intergovernmental fund transfers to the cost of furnishing services. These changes could significantly impact the amount of state funding for federal matching funds, which if not replaced by state revenue, will force reductions in Medicaid rates. There are provisions to expand and liberalize flexibility to states in managing the Medicaid program to expand home and community-based services. Other initiatives in the budget that could impact long-term care providers include the continued push to privatization of health care by the transition to Medicare Advantage plans (Medicare Managed Care), the establishment of pay-for-performance standards for health care providers who participate in Medicare, and expansion of the concept that money follows with the patient. The budget is subject to further review and approval by Congress. However, such changes could impair the Company’s revenue and earnings.
Acquisition of Assisted Living Concepts, Inc.
On January 31, 2005, EHSI completed the acquisition of ALC for total purchase consideration of approximately US$285.0 million, including the assumption of ALC’s existing debt with a book value of approximately US$141.0 million. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare Inc. At the time of acquisition ALC had a portfolio of 177 assisted living facilities, which comprised 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI already operated. The portfolio is relatively new having been constructed through the mid-to-late 1990’s. The Company relocated the head office of ALC, and by May 1, 2005, had moved all accounting and information systems, from Dallas, Texas to Milwaukee, Wisconsin. ALC contributed revenue of $204.9 million (US$169.1 million) and earnings before interest, tax, depreciation and amortization of $45.1 million (US$37.3 million) to the Company’s results for the 11 months of 2005.
Other Acquisitions
Over the past three years, EHSI has acquired eight skilled nursing facilities, one of which EHSI had already been operating under lease arrangements, and the other seven added capacity for 673 residents. The aggregate cost of all the acquisitions was $33.3 million (US$26.3 million).
EHSI has signed purchase agreements to acquire two nursing facilities (417 beds) in Pennsylvania for cash of US$24.0 million and to purchase an Ohio nursing facility (150 beds) that it currently leases, for cash of US$9.0 million. It is anticipated that the acquisitions will close in the first and second quarters of 2006, respectively.
Construction
EHSI is in the midst of a two-phase construction program that began in 2003, representing a total of 20 projects to add 409 assisted living units and 191 nursing home beds. To date 12 projects have been completed representing four new assisted living facilities (190 units), six assisted living additions (142 units) and two nursing home additions (38 beds). The Company will continue to evaluate additional construction opportunities. To the end of December 2005, the Company had spent $48.8 million (US$38.4 million) on these projects, of which $23.2 million (US$19.1 million) was incurred during 2005. Management estimates that a further $32.0 million (US$27.5 million) will be required to complete them.
Amended and Restated U.S. Credit Facility
On August 4, 2005, EHSI amended its US$155.0 million senior secured credit facility to among other things: increase the borrowing capacity to US$200.0 million, comprised of an US$86.0 million term loan (the “Term Loan”) and a US$114.0 million revolving credit facility (the “Credit Facility”), and to extend the maturity date by just over one year to July 31, 2010. In addition, EHSI has the ability, with willing lenders, to increase the Term Loan or the Credit Facility by up to US$15.0 million, for a total borrowing capacity of up to US$215.0 million.
U.S. Issuance and Retirement of Long-term Debt
In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%. In addition, EHSI amended and restated its former credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the offering were used, together with cash on hand and new borrowing capacity, to retire EHSI’s outstanding US$200.0 million 9.35% Senior Subordinated Notes due 2007. EHSI also
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terminated its related interest rate swap and cap agreements, and entered into new interest rate swap and cap agreements on a notional US$275.0 million, which is the aggregate amount of its two public debt issues.
Discontinued Operations
In the 2005 third quarter, management commenced plans to dispose of three underperforming nursing facilities in Minnesota and one leased facility in Wisconsin. In addition, during the third quarter, the Company disposed of six Florida leased nursing homes. As a result of these activities, the results of these operations were reclassified and reported as discontinued operations, and the $1.5 million net book value of the remaining assets were designated as held for sale. Below is a more detailed explanation of the discontinued operations.
Sale of Florida Leased Properties: On August 31, 2005, EHSI sold for net proceeds of $11.2 million (US$9.4 million), six nursing properties, formerly leased to and operated by Senior Health Properties – South, Inc. (Senior Health – South). This transaction represented the final step in the plan to divest of all assets held in the State of Florida.
Nursing Facilities in Minnesota: During the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision with the approval of the State of Minnesota, to close three nursing facilities (343 beds) located in Minneapolis/St. Paul and to actively pursue the disposition of the properties on the market. As a result, the Company recorded an impairment charge of $2.4 million (US$2.1 million) based upon the fair value of the properties. As of December 31, 2005, EHSI had vacated all residents from two of the three nursing homes, and several parties have expressed interest in purchasing these properties.
Lakeside, Wisconsin: In December 2005, EHSI sold for net proceeds of $1.3 million (US$1.2 million) the Lakeside nursing facility, located in Chippewa Falls, Wisconsin, formerly leased to and operated by Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine).
The following is a summary of the events leading up to the disposal of the Lakeside nursing home. In August 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement to Lakeside Health. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, relocate all residents and close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result of EHSI’s requirement to fund the operating losses of the Lakeside nursing home, EHSI reported a net loss from operations, after its transfer to Lakeside Health, of $2.2 million (US$1.8 million) for the five months ended December 31, 2004, and $7.2 million (US$6.0 million) for 2005. In the second quarter of 2005, EHSI recorded an asset impairment charge of $7.1 million (US$5.7 million) to reduce the carrying value of the Lakeside property to its estimated fair value at that time of $0.5 million (US$0.4 million). The Company had previously recorded an asset impairment provision of US$6.8 million on the Lakeside property in the fourth quarter of 2004, and had assumed improvement in operations at Lakeside Health that did not transpire.
Dispositions
In 2004 EHSI concluded the divestiture agreement with Greystone Tribeca Acquisition, L.L.C. (Greystone) for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. The finalization in 2004 resulted in additional sale proceeds of $13.6 million (US$10.0 million) from Greystone. In August 2004 EHSI disposed of its Arkansas operations, consisting of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus, for gross proceeds of $8.0 million (US$6.1 million).
Provision for Impairment of Long-lived Assets
The Company reported a pre-tax provision for impairment of assets of $0.3 million in 2005 and $2.1 million in 2004.
The 2005 provision of $0.3 million was recorded to reduce the carrying value of a nursing facility to its expected fair market value in anticipation of its sale once the residents are transferred to a neighbouring facility.
In March 2004 EHSI concluded the evaluation of two Indiana nursing facilities that operated adjacent to one another, and decided to consolidate the two operations into one renovated facility, which would accommodate all the
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residents. The consolidation of the two operations was completed in June 2005 and resulted in EHSI recording a provision for impairment of long-lived assets of $2.1 million.
Provision Against U.S. Advances
During the fourth quarter of 2005, the Company recognized a pre-tax charge of $5.2 million (US$4.5 million) to establish an allowance against advances provided to Senior Health Properties – Texas, Inc. (Senior Health – Texas). EHSI had advanced the funds to Senior Health – Texas in 2001 as part of the transfer of all of its Texas nursing home operations. Limited Medicaid rate increases in Texas have caused the cash flow of those operations to decline. Management will continue to evaluate the operations, the advances owing, along with the lease and sublease arrangements it has with Senior Health – Texas.
EHSI Tax Recovery
In 2004 EHSI booked a tax benefit of $39.0 million (US$31.9 million) related to the 1999 sale of EHSI’s former subsidiary, Arbor Health Care Company, primarily as a result of the issuance of additional guidance by the U.S. Internal Revenue Service (IRS).
Foreign Currency Translation
Given that Extendicare’s U.S. operations account for almost 74% of the Company’s revenue, the increase in value of the Canadian dollar over the past three years has had a significant negative impact on the Company’s consolidated results.
In consolidating the revenues and expenses of its U.S. operations, the Company used an average exchange rate of: 1.2116 in 2005; 1.3015 in 2004; and 1.4015 in 2003. For the year ended 2005, the change in exchange rate from 2004 negatively impacted revenue by $107.8 million and net earnings by $3.2 million. For the year ended 2004, the change in the average exchange rate from 2003 negatively impacted revenue by $95.7 million and net earnings by $9.4 million. For the year ended 2003, the change in the average exchange rate from 2002 negatively impacted revenue by $148.3 million and net earnings by $3.4 million.
The December 31 closing exchange rates used to translate the U.S. assets and liabilities were: 1.1630 for 2005; 1.2020 for 2004; and 1.2965 for 2003. The stronger Canadian dollar at the end of 2005 resulted in a decline in assets of $51.7 million and a decline in liabilities of $33.9 million, with the difference reflected as a net change in the foreign currency translation adjustment account. The impact of the stronger Canadian dollar at the end of 2004 in comparison to 2003 resulted in a $71.1 million decline in assets and a decline of $51.3 million in liabilities. The impact of the stronger Canadian dollar at the end of 2003 in comparison to 2002 resulted in a $246.5 million decline in assets and a $191.4 million decline in liabilities.
Self-insured General and Professional Liabilities
The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2005, 2004 and 2003 for potential general and professional liability claims were $9.9 million, $13.8 million and $13.0 million, respectively. The 2005 provision declined from 2004 because the Company released reserves to income of $5.4 million based on the results of an independent actuarial review. Payments for self-insured liabilities in the past three years were $20.7 million, $24.5 million and $31.5 million, respectively. Claims payments, net of the current period provision, decreased the accrual by $10.8 million in 2005, and the change in the foreign exchange rate decreased the balance by $2.1 million. This was offset by an increase in the accrual for self-insured liabilities of $1.1 million from the acquisition of ALC. Payments made for resident care liability claims have been in excess of the provision levels because the Company is still settling claims related to its ceased Florida and Texas operations, for which provisions were previously recorded. Payments made for these claims have tapered off, reflecting the wind-down of claims. Exclusive of claims pertaining to those operations, the growth of resident care liability claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.
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Canadian Operations
Ontario Occupancy
Ontario is ECI’s largest market and is where the long-term care industry has experienced occupancy pressure as a result of 20,000 new long-term care beds opening in the province during the past four years. The last 10,000 of these beds were substantially completed and opened in 2004. Prior to that, ECI’s occupancy level had always averaged in excess of 98%. After facing moderate declines in 2003 and 2004 to 98.0% and 97.5%, respectively, ECI’s average occupancy on a same-facility basis increased in 2005 to 97.8%, substantially higher than the rest of the industry. ECI had just one facility that achieved less than 97% occupancy during 2005.
Ontario Property Tax Funding
In 2004 the Ontario government initially reduced the funding to long-term care providers for property taxes from 90% to 80%. This was subsequently increased on a retroactive basis to 85% in the first quarter of 2005. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which put a strain on the government’s allocated pool of funds. The initial reduction in funding for 2004, from 90% to 80%, lowered ECI’s 2004 revenue by $0.8 million. In the 2005 first quarter, ECI received a $0.4 million retroactive adjustment as a result of the government’s year-end balancing of its available pool of funds. Property tax funding levels for 2005 remained at the 85% level. However, there can be no assurance that funding will not be reduced in the future.
Ontario Long-term Care Funding
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to provide additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget called for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in the province. Funding from this announcement was phased in on October 1, 2004 and on April 1, 2005. Based on the number of owned and leased long-term care beds that ECI operates in Ontario, management estimates that the funding increases represented additional annual revenue of approximately $6.6 million beginning October 1, 2004, rising to $8.0 million on April 1, 2005, the majority of which is offset by additional costs of resident care.
In July 2005 the government announced a further funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which the Company began recognizing in the 2005 third quarter. ECI estimates that based on the number of long-term care beds it operates in Ontario, this additional funding provides annual revenue of approximately $1.8 million, which is offset by additional direct costs of resident care.
Most of the above additional funding is directed towards the flow-through envelopes, specifically the nursing and personal care envelope and the program and support services envelope, in which funding is tied to resident care costs and would not increase earnings. Of the approximately $9.8 million annual funding increase to ECI, about $1.5 million is not directed to the flow-through envelopes, and is part of the accommodation envelope to assist in offsetting inflationary cost increases.
Ontario Long-term Care Legislation
The Ontario government is in the process of preparing a new consolidated Long-Term Care Homes Act. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. The contents of the proposed legislation are not known at this time. Therefore, to the extent it may differ from current legislation, there can be no assurance as to the impact it may have on the long-term care industry.
Alberta Long-term Care Funding
In June 2003 the Government of Alberta announced an increase in long-term care accommodation funding of $58.0 million a year, effective August 1, 2003, to improve the living environment for residents. The 2003 improvements in accommodation fees ranged from $11 to $16 per resident day and represented an average increase of approximately 10% in long-term care funding. This represented additional annual funding for ECI of approximately $5.0 million, which could positively impact earnings to the extent it is not offset by additional operating costs to enhance resident care.
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The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Effective April 1, 2005, long-term care providers received annual inflationary increases. On July 1, 2005, the annual funding adjustments for the case mix index occurred. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, management estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
Construction
In March 2004 ECI opened the last of its 11 new Ontario nursing homes from awards the Government of Ontario initiated in 1998. Four of the new facilities opened during 2001, two in 2002, four in 2003, and the final one in 2004. The 11 new nursing homes have capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes, and 76 are assisted living units.
Financing for nine of the new nursing homes was obtained through a 25-year capital lease arrangement with BCP Long-Term Care Facilities Inc. (BCP) at an average borrowing rate of approximately 8.0%. As at December 31, 2005, the principal balance of the capital lease obligations was $133.7 million. ECI is operating the facilities and will own them at the end of the lease term.
The Ontario government is funding a portion of the construction costs of the 11 new facilities over a 20-year period, of which ECI will receive approximately $101.0 million. At December 31, 2005, the Company had a receivable balance of $53.5 million recorded, discounted at rates ranging from 5.3% to 6.5%.
Also, as a result of the Ontario government’s new build program, ECI formed partnerships with the public sector to develop five new facilities, combined with management contracts lasting for up to 30 years.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The estimated cost of the 220-bed project, net of government grants, is approximately $25.0 million. ECI has currently entered into a Memorandum of Understanding (MOU) with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.
Dispositions
ECI did not sell any of its properties in 2005. The Company sold three nursing and retirement homes during 2004 in two separate transactions, resulting in a pre-tax gain of $13.5 million. In February it sold two Ontario homes (275 beds) for gross proceeds of $19.6 million, resulting in a pre-tax gain of $12.7 million. In September ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, resulting in a pre-tax gain of $0.8 million. These gains were substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds was used to retire mortgages of $9.8 million associated with the homes.
ParaMed Home Health Care
ECI is a major private-sector provider of home health care services through ParaMed Home Health Care (ParaMed). In March 2003 ParaMed exited the province of British Columbia and ParaMed now operates only in Alberta and Ontario, with Ontario being its largest market, representing 95.0% of its revenue in 2005, 95.4% in 2004 and 93.6% in 2003.
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004. In July 2005 the government announced the release of another $87.8 million for home care. To date it remains unclear how much of those funds will be used to: buy new services; offset current operating deficits of the CCACs; or pay for rate increases built into existing contracts. As such, it is not possible to predict to what extent Extendicare, through its ParaMed operations, will be impacted. However, there has been some evidence of increased home health care volumes in the province in the latter part of 2005.
ParaMed operates under a competitive Request For Proposal (RFP) bidding process in Ontario, which was implemented in 1997 for all government-funded service volumes. In the fall of 2004, as a result of complaints from
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some home health care providers, the Ontario Ministry of Health and Long-Term Care (MOHLTC) froze RFPs, allowing those due to expire to be extended, and initiated a review of the RFP process by Elinor Caplan, which was completed in April 2005. The Caplan Report, released in May 2005, contained over 70 recommendations on the procurement process for home health care. There is continuing dialogue within the MOHLTC about which of the recommendations will be implemented and to what extent. It is ECI’s expectation that RFPs under the new template will resume late in 2006.
Corporate Developments
Equity Investment in Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life). In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement called for the settlement of the balance of Crown Life’s insurance business at any time after January 1, 2004. Great-West Lifeco Inc. (Great-West Life) acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life. The final settlement date with Canada Life is not yet determined.
At December 31, 2005, the Company’s carrying value of its investment in Crown Life was $73.8 million compared to $68.5 million at December 31, 2004 and $139.3 million at December 31, 2003, representing Extendicare’s share of Crown Life’s book value at the end of each period, respectively. During 2004 the Extendicare received cash dividends of $82.4 million from Crown Life. There were no dividends received in 2003 or 2005.
Normal Course Issuer Bid
The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 9,647,000 Multiple Voting Shares and Subordinate Voting Shares at a cost of $66.6 million, or an average cost of $6.90 per share. During 2005 the Company acquired 1,505,900 Subordinate Voting Shares and Multiple Voting Shares at a cost of $26.8 million, or an average cost of $17.82 per share. A copy of the current normal course issuer bid, filed on November 29, 2005, may be obtained by contacting the Corporate Secretary of the Company. The current bid expires on November 28, 2006, and is for the purchase and cancellation of up to 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1.
The following table shows the purchases of shares over the past three years.

	Multiple Voting and
	Subordinate Voting		Average Cost
Year	Shares (#)	Total Cost ($)	per Share ($)

2005	1,505,900	26,841,000	17.82
2004	463,800	6,744,000	14.54
2003	1,540,700	7,667,000	4.98

Initiation of Common Share Dividends
In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. The Board has declared on a quarterly basis, dividends of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share, payable in each of May, August and November 2005, and February 2006. Future declarations of dividends are at the discretion of the Board of Directors. Based on the number of common shares currently outstanding, this translates to an annual common dividend payout of $12.4 million.
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DESCRIPTION OF THE BUSINESS
Company Profile
Extendicare Inc. is a major provider of long-term care and related services in North America and through its subsidiaries, operates 439 nursing and assisted living facilities in the United States and Canada, with capacity for 34,495 residents. The Company employs 37,600 people in 19 states and four provinces in North America. Extendicare is divided into two operating groups, EHSI and its subsidiaries in the United States and ECI and its subsidiaries in Canada. The Company self-insures its general and professional liability risks through its 100% owned subsidiaries, Laurier Indemnity Company, Ltd., which is domiciled in Bermuda, and Laurier Indemnity Company, which is domiciled in the United States.
In the United States EHSI, through ALC, provides light care plus a variety of social and recreational activities in a home-like setting. EHSI, through The Progressive Step Corporation (ProStep), offers medical specialty services such as subacute care and rehabilitative therapy services. Extendicare also offers information technology services to smaller long-term care providers through Virtual Care Provider, Inc. (VCPI), thereby reducing in-house technology costs for these providers. Home health care services are provided in Canada through ParaMed. Extendicare also offers management and consulting services and group purchasing of supplies to third parties.
In January 2005, as a result of the acquisition of ALC, EHSI became the fifth largest assisted living provider in the United States. The acquisition expanded the Company’s asset portfolio and level of non-government based revenue sources. Late in 2005 Extendicare realigned its U.S. senior management team along its business lines.
The Company operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. There are ongoing pressures from government programs and other payors seeking to control costs by limiting reimbursement rates for medical services. The Company also operates in a heavily regulated environment, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with, and to respond to, inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents. The financial controls of Extendicare are centralized in Milwaukee, Wisconsin for the United States and Markham, Ontario for Canada. Within each country, supervision is provided through regional offices. Centralized accounting systems record each nursing and assisted living facility’s results. Costs are evaluated on a per patient day basis, along with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.
Operations
United States
Organizational Structure
The U.S operations are organized into a number of direct and indirect wholly owned subsidiaries, primarily for legal and tax purposes, but EHSI manages its operations as a single unit. Operating policies and procedures are substantially the same in each subsidiary. Several of EHSI’s subsidiaries own and operate a significant number of its total portfolio of facilities. EHSI’s nursing home operations remain the largest portion of its business, comprising approximately 80% of its revenue. Following its acquisition, EHSI relocated ALC’s head office and support functions from Dallas to Milwaukee, and established an organizational structure and culture within ALC that emulated its nursing home operations. EHSI appointed a President of ALC to oversee the assisted living operations of both EHSI and ALC, and appointed a President of EHSI to oversee the skilled nursing and other operations of EHSI. Both Presidents report to the Chairman of EHSI.
Various functions of EHSI are centralized in its corporate office in Milwaukee. EHSI’s human resources, legal, purchasing, internal audit, accounting and information technology functions provide support to the Company’s field operations. At its corporate offices, senior management of EHSI provide overall strategic direction, seek development and acquisition opportunities, and manage the overall long-term care business. The human resources department implements corporate personnel policies and administers wage and benefit programs. The accounting, finance, internal audit, billing and collection, accounts payable, payroll, and tax planning and compliance
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departments are also centralized at the Milwaukee corporate office. In order to support unique system and client needs, EHSI has separate clinical, marketing, risk management and environmental support groups for its assisted living and nursing facility operations. Senior departmental staff, for their respective nursing and assisted living organizations, are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, facility maintenance and project coordination.
For the nursing facility operations, EHSI has five regional offices, relatively close in proximity to their facilities, located in Philadelphia, Columbus, Louisville, Milwaukee and Seattle that oversee its East, Ohio, Indiana/Kentucky, Wisconsin/Minnesota, and Western operations, respectively. The regional office staff are responsible for overseeing all operational aspects of EHSI’s nursing facilities and compliance with company standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, internal control and accounting support, and participation in state industry associations.
For the assisted living operations, EHSI has three area offices located in Dallas, Seattle and Milwaukee that oversee its South/Central, Western, and Mid-West/Eastern operations, respectively. A small office staff oversees all operational aspects of the facilities in each area through teams of professionals located throughout the area. The area team is responsible for compliance with company standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, internal control and accounting support, and participation in state industry associations.
A summary of each of EHSI’s business operations follows.
Nursing Care
EHSI provides a broad range of long-term nursing care, including skilled nursing services, subacute care and rehabilitative therapy services assisting patients who are recovering from acute illness or injury but do not require the more extensive and specialized services of a hospital. Approximately 66% of EHSI’s admissions are residents initially funded through Medicare Part A, and approximately 79% of EHSI’s residents receive therapy services as part of the Part A Medicare stay in its facilities. After their Medicare-qualified stay, residents either return to the community or remain at the facility for ongoing nursing care. Of EHSI’s residents, 35% are funded by Medicare, 50% by Medicaid and 15% by private and other sources. EHSI is focused on increasing the percentage of residents funded through Medicare Part A.
The administrator of each facility is responsible for the day-to-day operations including the quality of care, resident services, sales and marketing, therapy programs, physical appearance and maintenance and financial performance. The administrator is supported by department heads that oversee each of the critical functions within the facility. The Company’s nursing homes employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified health care aides who provide care as prescribed by each resident’s attending physician. All nursing homes provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry. As of December 31, 2005, EHSI operated 139 nursing owned and leased facilities with 13,934 beds in 11 states.
Assisted and Independent Living Services
Assisted living care encompasses a broad spectrum of senior living services and care options, which include independent living, assisted living and different levels of skilled nursing care. EHSI primarily operates assisted living facilities; however, it does operate some independent living facilities. Assisted living meets the needs of seniors seeking accommodation with supportive care and services or who require rehabilitative services. Independent living is designed to meet the needs of seniors who choose to live in an environment surrounded by their peers, where they may receive such services as housekeeping, meals and activities, but are not reliant on assistance with daily living activities such as bathing, eating and dressing. In its assisted living facilities, EHSI provides residential accommodations, activities, meals, security, housekeeping, and assistance in the activities of daily living to seniors who require some support, but not the level of nursing care provided in a nursing facility. The assisted living facilities primarily offer studio and one or two-bedroom units. The majority of the facilities acquired through ALC were designed using a consistent 39-unit model that has the facility surrounding an inner courtyard garden. EHSI significantly increased its portfolio of assisted living facilities with the acquisition of ALC, and though many of the assisted living facilities are in the same states and relatively close to EHSI’s nursing facilities, they are operated separately. EHSI has 23 assisted living facilities that operate beside or within its nursing facilities. To a limited
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degree, management believes that an adjacent assisted living facility enhances the value of a nursing home and allows the Company to better serve the community where it operates by providing a broader continuum of care. At December 31, 2005, EHSI operated 211 owned and leased assisted living facilities with 8,673 units in 17 states, which accounted for almost 18% of EHSI’s total revenue.
Upon a resident’s arrival at an EHSI’s assisted living facility, an assessment of their care and needs is completed with input from the resident and their physician and family, followed by the development of an individualized service care plan. The service plan includes the selection of accommodation and determination of the appropriate level of care and services for the resident. The service plan is reviewed periodically or when there is a change in condition and is communicated to the resident and their family.
An administrator is responsible for the day-to-day operations at each of EHSI’s assisted living facilities, including the quality of care, resident services, sales and marketing, physical appearance and maintenance of the facility and financial performance. The administrator is supported by a wellness director, who is a professional nurse, and other department heads, who oversee each of the critical functions within their facility. The coverage of professional nurse hours within EHSI’s facilities varies by location and with the needs of the residents. EHSI’s assisted living facilities employ health care aides who provide the majority of care and services to its residents as determined by the resident’s care assessment plan. EHSI strives to have the same health care aide provide substantially all of the services to the resident to ensure consistency and continuity of care. Each of EHSI’s facilities has ongoing support through its area-based teams to ensure the quality of services.
Management and Selected Consulting Services
EHSI uses its long-term care operating expertise to provide third parties with either full management services through Partners Health Group, LLC, or selected consulting services through Fiscal Services Group, LLC, two wholly owned subsidiaries of EHSI. Contracts are generally structured on a fee-for-service basis and can have shorter month-to-month terms or longer terms ranging from one to five years. Such services are available because EHSI employs experienced professionals who have expertise in both the operational and administrative aspects of the long-term care industry. On a regional level, EHSI provides consultants in the areas of nursing, dietary, laundry and housekeeping to long-term care operators under a consulting or full management services basis. Similarly, through its head office support group, EHSI can provide professionals to assist other operators in the areas of cost reimbursement and accounting services. As of December 31, 2005, EHSI had seven nursing (813 beds) and five assisted living facilities (155 units) under full management contracts and 90 facilities (10,471 beds) under consulting service contracts.
In addition, VCPI provides information technology services on a fee-for-service basis to third parties, in conjunction with EHSI’s management and consulting services.
Group Purchasing
Extendicare Health Network, Inc., an EHSI wholly owned subsidiary, provides purchasing services to third-party nursing facilities in numerous states as well as to EHSI’s owned and managed facilities. The purchasing group offers substantial cost reductions for its members through contractual volume-based arrangements made with a variety of industry suppliers for food, supplies and capital equipment. At December 31, 2005, EHSI’s group purchasing operations provided services for 5,500 facilities in 48 states.
Rehabilitative Therapy – Outpatient and Inpatient Services
EHSI operates rehabilitative therapy clinics through three wholly owned subsidiaries, ProStep, Health Poconos, Inc. and Adult Services Unlimited, Inc. As of December 31, 2005, EHSI operated 21 clinics: eleven in Pennsylvania, one in Ohio, two in Texas and seven in Wisconsin. These clinics provide physical, occupational and speech-language therapy services to outpatients. In addition, the Pennsylvania clinics provide respiratory, psychological and social services.
EHSI also provides rehabilitative therapy services on an inpatient and outpatient basis at the majority of its own nursing facilities. These programs provide patient-centred, outcome-oriented subacute and rehabilitative care. EHSI employs approximately 2,300 physical, occupational and speech-language therapists.
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Canada
Extendicare’s Canadian health care operations are conducted through ECI and its subsidiaries. ECI is the second largest private-sector operator of nursing facilities and a major private-sector provider of home health care services in Canada. ECI operates its nursing and retirement centres in Ontario, Alberta, Saskatchewan and Manitoba, manages an Ontario hospital chronic care unit and provides a wide range of related services to the residents of these facilities. ECI’s home health care operations are located in Ontario and Alberta.
Nursing and Assisted Living and Retirement Care Services
ECI’s nursing centres are designed for individuals who cannot be cared for at home or in another setting, due to frailty or other physical limitations. In addition to providing accommodation and meals, residents receive assistance with activities of daily living and continuing care. Programs and services are offered to all residents and specialty programs are offered for those with behavioural needs. At December 31, 2005, ECI operated for itself 54 nursing centres providing care to 7,241 residents in four provinces.
Assisted living care in private accommodation provides staff to support activities of daily living, such as personal care, meals, reminders to take medication, and housekeeping. ECI operates for itself two 38-unit assisted living wings attached to nursing centres.
Retirement centres typically provide suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are usually active and live independently. ECI manages one stand-alone retirement centre and manages several units that are attached to nursing homes for a total of 417 units.
Management and Consulting Services
ECI manages long-term care centres and a hospital chronic care unit for not-for-profit boards and private organizations seeking to improve their management practices, levels of care and operating efficiencies. Most of these contracts include management, accounting and purchasing services, staff training, reimbursement assistance, and where applicable, the implementation of ECI’s policies and procedures.
As a skilled manager and operator of long-term care facilities for third parties, at December 31, 2005, ECI’s managed portfolio consisted of 23 facilities with 3,603 beds. This portfolio comprises one publicly owned hospital unit (120 beds), one municipally owned home for the aged (160 beds), and five nursing facilities owned by hospitals (764 beds). ECI also manages 15 nursing centres (2,142 beds), and one retirement centre (417 units), which are privately owned (including 10 nursing facilities with 1,524 beds and 315 retirement units attached to nursing homes for a receiver as part of a bankruptcy action). ECI believes there will be more opportunities in the future to provide facility management and consulting services to the public and private sectors.
Home Health Care Services
ECI is a major provider of home health care in Canada through ParaMed, providing in excess of 4.5 million hours of care and support services during 2005 to clients of all ages through its 23 branches located in Ontario and Alberta. Ontario is ParaMed’s largest market, representing more than 95% of its revenue in 2005. ParaMed’s professional and para-professional staffs are skilled in providing complex nursing care, occupational, physical and speech therapy, and home support. The operations of ParaMed are accredited by the Canadian Council of Health Services Accreditation.
The competitive RFP bidding process that ParaMed operates under in Ontario was frozen by the province in the fall of 2004 but is expected to resume late in 2006 under a new template. The private home health care market remains very competitive. During 2005 ParaMed was successful in entering into a preferred provider arrangement with GlaxoSmithKline to jointly implement a hepatitis prevention and awareness program focused on occupational health markets, and with Shoppers HomeHealthCare (SHHC) whereby ParaMed will be endorsed as a nursing, personal support and homemaking provider. Service access kiosks were installed in 12 of SHHC’s top selling retail locations.
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ParaMed expects to remain competitive in bidding for future contracts while maintaining the quality of its service, despite pricing pressures from awarding agencies. In order to maintain its quality of care, ParaMed focuses on staff training, professional development and its Outcome Based Care program, which was introduced in early 2003 and involves establishing goals at the outset of each patient’s care and monitoring progress throughout treatment.
In shaping the delivery of health care to Canadians, both the federal and provincial governments have in the past stated that home health care is an area that requires expansion. In Ontario there was some evidence of increased home health care volumes in the province in the latter part of 2005. As additional funds are allocated to this segment of the Canadian health care system, the Company expects ParaMed to become a larger participant in this sector.
Group Purchasing Services
Through its LTC Group Purchasing division (LTC), ECI offers cost-effective purchasing contracts for food, capital equipment, furnishings, cleaning and nursing supplies, and office products to other providers. LTC rotates its client menu selections and these menus include therapeutic modifications as well as monthly educational packages. Including ECI’s facilities, LTC provides purchasing services to facilities housing approximately 29,000 residents in Canada.
Sources of Revenue
United States
EHSI derives revenue by providing routine and ancillary health care services to residents in its network of facilities, including long-term care services covering nursing and assisted living care and related medical services such as subacute care, and rehabilitative therapy. EHSI also derives revenue by providing rehabilitative therapy to outside third parties at its clinics and earns management and consulting revenue from other long-term care organizations.
EHSI generates its nursing home revenue from Medicare, Medicaid and private-pay sources, while within its assisted living facilities, it generates revenue from private and Medicaid sources. The Medicaid rates are generally lower than rates earned from Medicare, private, commercial insurance and other sources. EHSI considers “Quality Mix” an important performance measurement indicator and is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, EHSI focuses on short-term stay programs and services for its nursing home operations. The Medicare and Medicaid payors set maximum reimbursement levels for payments for nursing services and products. The health care policies and programs of these agencies have been subject to changes in payment methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursement for nursing services from these sources.
The following table sets forth EHSI’s Medicare, Medicaid and private-pay sources of revenue by percentage of total revenue and the level of Quality Mix.

	Years ended December 31
(%)	2005	2004	2003

Medicare	27.1	30.2	27.6
Private pay	28.0	22.9	24.1

Quality mix	55.1	53.1	51.7
Medicaid	44.9	46.9	48.3

Medicare
Medicare is a federally funded health-insurance program providing coverage for persons aged 65 or older, disabled persons who have been disabled for at least two consecutive years, and persons who have end-stage renal disease. The Medicare program provides reimbursement in two parts, being Part A and Part B.
Part A Medicare is hospital insurance, which provides for reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other health care providers and patients requiring daily professional skilled nursing and other rehabilitative care. Coverage in a skilled nursing facility is limited to a period of up to 100 days, if medically necessary, after a qualifying three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount.
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Part B Medicare provides reimbursement for supplemental insurance that requires the beneficiary to pay premiums and covers physician services and other outpatient services, such as physical, occupational, speech therapy services, enteral nutrition, certain medical items, as well as X-ray services received outside of a Part A covered inpatient stay.
Under Part A Medicare, the nursing facility is reimbursed based upon the acuity level of the Medicare resident. Acuity is determined by classifying the resident into one of 53 Resource Utilization Groupings, or RUGs categories (expanded from 44 RUGs categories effective January 1, 2006), based upon the nature of the resident’s condition and services needed. The nine new RUGs classifications provide reimbursement to operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, CMS also announced increases in the nursing and therapy components of case mix index for all 53 RUGs rates effective January 1, 2006. CMS adjusts the Medicare rates for the 53 RUGs categories on October 1st of each year, including an adjustment based upon an inflation factor referred to as the “market basket”. Under Part B Medicare, the nursing facility is reimbursed based upon defined rates established by CMS, or “fee screen rates”.
Medicaid
Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Generally, 50% of the funds available under these programs are provided by the federal government under a matching program. Medicaid programs currently exist in all the states in which EHSI operates its nursing homes. The programs vary in certain respects from state to state.
The Balanced Budget Act of 1997 broadened the authority of states to develop their own standards for the establishment of rates. The Act repealed the federal payment standard that required state Medicaid programs to pay rates that were adequate to meet the costs necessary to efficiently and economically operate skilled nursing facilities. As a result, states have considerable flexibility in establishing payment rates for Medicaid services. However, the law does require each state to use a public process for establishing proposed rates, whereby the methodology and justification of rates used are available for public review and comment.
The states in which EHSI operates currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurs in providing routine resident care services as defined by the program. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment. The price-based or modified price-based systems pay a provider at a payment rate irrespective of the provider’s cost to deliver the care. Price-based or modified price-based systems may use various methods, such as state averages for a specific base year, to determine the base cost, which then may be subject to inflationary increases.
The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional service required to be performed. Many of the prospective payment systems under which EHSI operates contain an acuity measurement, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.
Private Pay
Private-pay revenue consists of revenue from individuals, private insurance companies, health maintenance organizations (HMOs), preferred provider organizations (PPOs), other charge-based payment sources, HMO Medicare risk plans, Blue Cross and the Department of Veterans Affairs.
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Assisted Living Facilities
Assisted living facility revenue is primarily derived from private-pay residents at rates EHSI establishes based upon the services it provides and market conditions in the area of operation. Residents are charged on a daily basis for the type of accommodation and services provided to them, which is based on an assessed level of care. EHSI offers various levels of care for residents who require a higher degree of care or supervision. Of EHSI’s private-pay assisted living residents, approximately 70% participate in EHSI’s care programs.
Regarding Medicaid revenue, EHSI has elected in ten of the 17 states it operates assisted living facilities to retain Medicaid funded residents. Approximately 40 states provide or have approval to provide Medicaid reimbursement for board and care services provided in assisted living facilities. However, in states that EHSI is registered to provide care to Medicaid residents, the Medicaid program determines the total amount of the accommodation and level of care rate. The basis of the Medicaid rate varies by state, however unlike nursing facilities, Medicaid rates are not determined on a cost-based or price-based system and cost reports are not completed each year for the state, with the exception of Texas. Medicaid rates are normally increased on an annual basis. Should a resident meet the financial asset and income qualifications, a portion of the resident’s accommodation and care, which is determined by the state, is funded by the state Medicaid program. The balance of the rate is paid by the resident and/or family. In states where EHSI is not registered to provide assisted living services to Medicaid funded residents, or where there is no Medicaid funded program and the resident exhausts their assets, EHSI works with the resident and family to find an alternative place of accommodation.
Canada
The fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities (rather than federal authorities), who often set the rates following consultation with the applicable province’s long-term care association. This type of system reduces the potential for a single change or event to significantly affect the reimbursement or regulatory environment for the Company in Canada. Provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Each province has a different system for managing the services provided. As a result, there can be significant variability from location to location with respect to the regulations for providing care and how facilities are reimbursed. In Alberta, Saskatchewan and Manitoba, the government has delegated authority with respect to funding to regional health authorities.
Ontario is ECI’s largest market for both its long-term care and home health care services. Their combined revenue represented approximately 76% of ECI’s total revenue in 2005. Ontario’s network of CCACs is responsible for determining the eligibility of residents to be admitted to a nursing facility. Residents must meet a number of legislated criteria to establish that they either cannot be maintained in a home environment or are “at risk”. As part of the application process, a prospective resident must identify the type of room they desire (standard ward, semi-private or private) and choose several preferred facilities. Once declared eligible, a person is admitted when a bed becomes available at one of the preferred facilities.
Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. The cost of providing nursing, programs and food is reimbursed in accordance with scheduled rates. The funding for the nursing and personal care envelopes is adjusted yearly based on the acuity of residents as determined by an annual classification survey of resident care needs. Any deviation in actual costs from scheduled rates is either at ECI’s cost (if actual costs exceed scheduled rates) or is returned to the government (if actual costs are below scheduled rates). ECI receives a fixed amount per resident day for standard accommodation and may retain any excess over costs incurred. Residents are responsible for a small co-payment amount above a base amount for semi-private or private accommodation (preferred accommodation). Similar to other nursing home providers, ECI is allowed to bill and retain monies from residents in the preferred accommodation amounting to $8.00 per day for a semi-private room and $18.00 per day for a private room. Operators are permitted to allocate up to 60% of the facility’s capacity for preferred accommodation. Overall funding is occupancy-based and a census level of 97% yields 100% funding. In response to occupancy pressures in certain markets because of the influx of 20,000 new long-term care beds, the government changed the funding formula to provide a top-up for census levels below 97%, such that providers now receive funding based on their actual census level plus 3%. In Ontario, Extendicare achieved an overall occupancy level of 97.8% in 2005.
Extendicare 2005 AIF

Supplemental funds are also available to nursing centres that are accredited by the Canadian Council on Health Services Accreditation. All of ECI’s owned nursing centres built prior to 2001 qualify for the accreditation funding. Four of ECI’s newly built facilities have been accredited and accreditation for the remaining seven is expected to be completed by the end of 2007.
The MOHLTC ranks all long-term care facilities into four categories, “A” through to “D”, based upon whether the facility meets certain design standards (“A” is the highest and represents newly built facilities). The MOHLTC provides compliance funding incentives to operators on a per resident day basis equal to $5.00 for “A” facilities, $2.50 for “B” facilities, $1.00 for “C” facilities. Facilities categorized as “D” are not eligible for compliance funding. The “D” facilities are required to conform to the new mandatory design standards and are eligible for construction funding of up to $10.35 per bed per day as an incentive to do so. It is expected that all “D” rated facilities will meet these standards by December 2007. ECI’s 11 new facilities in Ontario are “A” rated facilities and the rest are “C” rated facilities.
Additionally, the Ontario government provided construction funding for ECI’s post-1998 constructed nursing centres at $10.35 per bed per day for a 20-year period as part of the beds awarded under a MOHLTC new bed program. When each facility opened, a receivable from the government was recorded, which was then applied to reduce the cost of construction.
Provincial funding for ECI’s nursing centres in Alberta, the second highest revenue source province for ECI, is based on a funding system similar to that in Ontario. Prospective long-term care residents in Alberta must meet certain eligibility requirements, which are set by various Regional Health Authorities (RHAs) in the province. The 13 ECI facilities located in Alberta report to five separate RHAs, each of which operates independently. The general payment system operates similarly to Ontario, in that the government sets all rates and covers the cost of care. The resident is responsible for paying the accommodation portion of the rates. Funding levels are set each year as assessors visit the facilities in the fall to evaluate the care level of the residents. Based on the weighted average care level for the previous three years, the facility receives a case mix index score. The case mix index determines the required number of nursing hours the facility must provide and the level of funding the facility will receive. Additional funding is provided for therapeutic services, based on a percentage of the nursing funding. Facilities must satisfy “accountability” requirements for meeting the prescribed number of nursing hours, staffing mix and occupancy levels. If a facility fails to meet the accountability requirements, it may have to return a portion of its funding.
The Alberta market has approximately 14,125 long-term care beds, 31% of which is served by private sector providers. ECI’s 13 nursing home facilities with 1,131 beds represent 26% of the private sector beds.
Facilities in Manitoba, like Alberta, receive a score that is based on the level of care the residents require, on which the province determines funding. There are similar accountability requirements regarding a minimum proportion of professional staff hours and occupancy levels. Manitoba establishes its residential rates based on an income test of the residents in a facility. Saskatchewan is also similar to Alberta in how the system is organized and how residents are assessed to determine eligibility and rates. There is no minimum required number of nursing hours and thus no accountability requirements. Hours are reported on an annual basis and compared against non-profit and public-sector reported hours.
Extendicare’s Canadian home health care operations, conducted through ParaMed, received approximately 92% of its revenue in 2005 from contracts tendered by locally administered provincial agencies. The remainder of the 2005 revenue was received from private-pay clients.
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Long-term Care Industry
Aging Population
The aging of the population is a leading driver of demand for long-term care services. According to the 2000 census conducted by the U.S. Census Bureau, there were approximately 34.4 million Americans aged 65 or older, representing 12.4% of the total U.S. population. The U.S. Census Bureau has forecasted the population of Americans aged 65 or older and the percentage of the overall U.S population that this segment represents for the following years: for 2010 – 40.2 million (13.0%); for 2020 – 54.6 million (16.3%) and for 2050 – 86.7 million (20.7%).
The following table indicates that the percentage rate of growth of the overall U.S. population will be approximately 4% every five years from 2005 to 2030 and the segment of the population aged 65 years and older will grow between approximately 10% to 17% every five years for the same period.

	Total U.S.				Total
5-year	Population				Elderly
Period	Growth Rate	65-74	75-84	85+	(65+)

2005-2010	4.5%	14.2%	-0.8%	19.6%	9.7%
2010-2015	4.3%	25.1%	4.0%	11.4%	16.3%
2015-2020	4.2%	19.4%	16.6%	6.5%	16.8%
2020-2025	4.1%	12.3%	27.2%	10.2%	16.3%
2025-2030	4.1%	6.3%	20.6%	19.9%	12.5%

Source: U.S. Census Bureau, International Data Base, published October 10, 2002
Also, according to a September 2004 MetLife Market Survey of Nursing Home report (MetLife Report), approximately 1.6 million or 4.5% of all persons aged 65 and over in the United States were living in a nursing facility in 2000, and this number is expected to increase to approximately 6.6 million, or 8.4% by the year 2050.
In Canada the figures are comparable to those of the U.S. for the proportion of the population aged 65 and over to the total population. According to Statistics Canada the percentage was 12.6% in 2001 and is projected to be 15.9% by the year 2016. Also according to Statistics Canada, the population of seniors (defined as persons over 80 years of age) is expected to increase at a greater rate than the general Canadian population over the period between 2001 and 2026 (an average increase of 3.7% per annum for seniors versus 0.7% for the general population). This result is believed to be due to several factors including the progression of the “baby boom” generation through the demographic cycle and longer life spans. The average age of nursing home residents is in the low to mid-eighties.
Supply/Demand Imbalance
Acquisition and construction of additional nursing and assisted living facilities are subject to certain restrictions on supply, including government legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Governments limit new supply in order to maintain the financial health of the industry and to ensure funding costs are kept under control. Such restrictions on supply, coupled with an aging population, cause a decline in the availability of long-term beds for persons 85 years of age or older.
In Canada there are estimated to be approximately 291,000 senior housing beds in the six largest provinces (source: Seniors Housing Industry in Canada – Demand and Supply), of which approximately 183,000 are regulated long-term care beds, to serve an over-75 population of approximately 1.6 million (source: Statistics Canada, 2001). To maintain the current ratio of senior housing beds to seniors in the six largest provinces, there will have to be an increase in the number of facilities. There was a shift to awarding new beds in order to meet the increasing demand, particularly in Ontario where a program was implemented to add 20,000 long-term care beds between 1998 and 2004. While these new beds did create a temporary oversupply in some markets, occupancy has increased in 2005 and this continued growth in demand has started to absorb the surplus.
Advances in medical technology are enabling the treatment of certain medical conditions outside a hospital setting. As a result, the number of patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour nursing, and a comprehensive array of rehabilitative therapies is increasing. Extendicare believes that such specialty care can be provided in long-term care facilities at a significantly lower cost than in traditional acute care and rehabilitation hospitals.
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In addition, for an aging population seeking a higher quality living alternative, assisted living facilities offer an array of accommodations and selective long-term care and services on a more cost-effective basis for the individual.
Cost Containment Pressures
According to the U.S. Social Security Administration, the remaining life expectancy of a male aged 65 years has increased to 15.9 years in 2002 from 12.4 years in 1942, while for a female aged 65, this expectancy has increased to 19.0 years from 14.1 years for the same period. As the number of people aged 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, health care costs are expected to rise faster than the availability of resources from government-sponsored health care programs. In response to such rising costs, governmental and private-pay sources have adopted cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, many patients are discharged despite a continuing need for nursing or specialty health care services, including therapy. This trend has increased demand for skilled nursing care, home health care, outpatient therapy, hospices and assisted living facilities. Extendicare believes that long-term care companies that have information systems to process clinical and financial data, possess an integrated network and are capable of providing a broad range of services, will be in a good position to contract with managed care or other payors.
Changing Family Dynamics
As a result of the growing number of two-income families, Extendicare believes the immediate family has become less of a primary source of care for the elderly. At the same time, two-income families are better able to provide financial support for elderly parents so they can receive the care they need in a nursing or assisted living facility. In the United States for example, the parent support ratio (the ratio of individuals over 85 to those 45 to 64 years of age) has increased from 3 to 100 in 1950 to 7 to 100 in 2000, and is expected to reach 22 to 100 by the year 2050. This expected increase is partly due to the fact that, by 1990, approximately 26% of the “baby boom” generation was childless.
Competition
The long-term care industry in the United States is highly competitive with a number of companies offering a variety of similar services. EHSI faces competition both locally and regionally from other health care providers, including for-profit and not-for-profit organizations, hospital-based long-term care units, rehabilitation hospitals, home health agencies, medical supplies and services agencies and rehabilitative therapy providers. Significant competitive factors, which determine the placement of residents in nursing and assisted living centres, include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, the cost of services.
The assisted living industry is also very competitive as there are fewer barriers for new and existing operators to establish new facilities. EHSI competes with numerous other operators that provide a wide degree of senior living alternatives, such as home health care agencies, community-based service programs, retirement and independent living communities. Although new construction of senior living communities has declined over the past five years, EHSI continues to experience competition in the marketplace. Management believes EHSI’s success will be determined by the quality of services it provides and its reputation in the communities it serves. EHSI’s assisted living facility portfolio is relatively new, having been constructed through the mid-to-late 1990s, and therefore, offers attractive accommodations.
EHSI’s group purchasing and management and consulting groups compete with other similar operations in the long-term care industry.
EHSI also competes with other providers for the acquisition and development of additional facilities. Some of these competitors may accept a lower rate of return and therefore, represent significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to EHSI.
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In Canada ECI’s competitors in the long-term care industry include private and public-sector operators. In 2003 one other publicly traded operator commenced operation, increasing the number of publicly traded operators to three in Canada. The ten largest participants in the Canadian seniors housing industry account for approximately 16% of long-term care beds and approximately 34% of retirement home and independent living suites currently operating or in development in the six largest provinces (source: Care Planning Partners Inc. estimates and publicly available information as of September 5, 2003). Extendicare is the second largest private-sector operator of owned and managed nursing facilities. The home health care sector has both for-profit and not-for-profit providers, with ParaMed being one of the largest private-sector operators in Canada.
Competitive Strengths
Leading Provider of Long-term Care Services
Extendicare is among the largest providers of long-term care services in North America, based upon the number of beds operated. EHSI is one of the 10 largest long-term care operators in the United States. In Canada, ECI is the second largest private-sector operator of long-term nursing care facilities and through ParaMed, is a major private-sector provider of home health care services. The long-term care industry is highly fragmented. For instance, according to CMS, the 10 largest nursing home companies account for 15.5% of the total nursing home beds in the United States as of April 2003. In Ontario, ECI’s largest market, the Company operates approximately 11% of the province’s estimated 74,400 long-term care beds.
The scope of the Company’s operations enables it to achieve economies of scale and to pass these savings on to third parties, through the provision of purchasing and information technology support services.
Significant Facility Ownership
Extendicare owns rather than leases a majority of its properties, unlike a number of other long-term care providers. At December 31, 2005, Extendicare owned or operated under capital lease arrangements 344 facilities, or 85% of the facilities the Company operated, excluding those it managed. The Company believes that ownership increases its operating flexibility by allowing the Company to: refurbish facilities to meet changing consumer demands; expand or add assisted living and retirement facilities adjacent to its nursing facilities; adjust licensed capacity to avoid occupancy-based rate penalties; divest facilities and exit markets at its discretion; and more directly control its occupancy costs.
The following table depicts ownership and management of facilities operated by EHSI and ECI at December 31, 2005:

	United States		Canada		Total

	No. of	Resident	No. of	Resident	No. of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

Owned	285	19,421	45	6,086	330	25,507
Leased (1) (2)	65	3,186	9	1,231	74	4,417
Managed	12	968	23	3,603	35	4,571

Total	362	23,575	77	10,920	439	34,495

(1)	The remaining terms of the 65 leased facilities that EHSI operates, not including renewal options, range from one to nine years, the average being seven years. Five of the assisted living facilities are operated under capital lease arrangements. In addition, EHSI has a right of first refusal for four nursing facilities and retains options to purchase one nursing facility and five assisted living facilities.

(2)	The nine leased facilities in Canada are operated by ECI under 25-year capital lease arrangements.
Extendicare 2005 AIF

Focus on Core Business
The Company is very focused on its core skilled nursing and assisted living facility operations; while continuing to grow its complementary long-term care services. Nursing and assisted living centre revenue represented almost 91% of total Company revenue for the year 2005. Over the past several years the Company successfully identified and divested business segments or properties that did not fit its core operations. In addition, management developed marketing strategies to grow total census, and in particular Medicare census in its U.S. nursing homes, to counteract the reduction in funding. More recently, management commenced a strategy to grow through selective acquisitions and development projects. In addition to the 2005 acquisition of ALC (6,838 units), EHSI acquired eight skilled nursing facilities during the past three years, one of which it had already been operating under lease arrangements, and the other seven added capacity for 673 residents. EHSI also has a construction program to expand its assisted living and nursing facilities. During 2004 and 2005 the Company completed 12 projects adding four stand-alone assisted living facilities (190 units), and increasing the operational capacity of six assisted living facilities (142 units) and two existing nursing facilities (38 beds). At December 31, 2005, EHSI had eight additional construction projects in progress to increase capacity of four existing assisted living facilities (77 units), provide a new replacement facility to an existing nursing facility (89 beds) and re-deploy another 64 beds to three nursing facility additions. In Canada ECI opened the last of its 11 new Ontario nursing homes in 2004 resulting from the province’s new bed program initiated in 1998.
Additionally, EHSI has signed purchase agreements for the acquisition in 2006 of two nursing facilities (417 beds) in Pennsylvania and a currently leased nursing facility (150 beds) in Ohio. ECI has entered into a MOU with the David Thompson Health Region, to construct a 220-bed continuing care centre in Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party.
Geographic Diversity
Geographic diversity is partly achieved with the Company operating in the United States and Canada, two geographically separate countries with distinct health care environments.
In the United States, as at December 31, 2005, EHSI operates or manages facilities located in specific markets across 19 states primarily throughout the Northeast, Midwest, Southwest and Northwest regions. No state contains more than 14% of EHSI’s facilities or 16% of its beds. Each state is unique in terms of its competitive dynamics as well as its political and regulatory environment. Each state administers its own Medicaid program, which constitutes a significant portion of EHSI’s revenue. EHSI’s geographic diversity limits its exposure to events or trends that may occur in any one individual state, including changes in any state’s Medicaid reimbursement program or in regional and local economic conditions and demographics.
In Canada ECI operates in the provinces of Ontario, Manitoba, Saskatchewan and Alberta. Ontario represents ECI’s largest market, accounting for 76.6% of its nursing home and assisted living beds operated at December 31, 2005 and 93.3% of ParaMed’s home health care hours provided in 2005. A substantial portion of ECI’s revenue is government funded, and each province administers its own health care programs.
Management Focus on Key Performance Drivers
The Company believes its senior management, as well as its field personnel, are proficient at focusing on the key areas that drive revenue, profit and cash flow. Extendicare’s senior management has identified three critical drivers of operating and financial performance, which are: improving census, particularly increasing U.S. Medicare census in the nursing homes and private census in its assisted living facilities; improving earnings from operations through controlling labour and other costs; and increasing cash flow from operations through expedited billing and collections and other initiatives.
In the United States EHSI’s average occupancy rate for skilled nursing facilities improved to 92.8% in 2005 from 92.0% in 2004 and 91.3% in 2003. The percentage of EHSI’s Medicare residents to total nursing home residents was 18.4% in 2005, which was an improvement from 16.8% for 2004 and 15.6% for 2003.
Through consistent emphasis on admissions protocols, attention to older and larger outstanding account balances and proactive collection efforts at regional and head offices, Extendicare has continued to improve its accounts receivable management. Days of revenue outstanding have dropped from approximately 45 days in 2001 to 29 days as of December 31, 2005.
Extendicare 2005 AIF

In Canada, where the supply of long-term care beds historically has been very restricted, nursing home operators typically enjoy higher occupancy levels than in the United States. ECI’s average occupancy, excluding the impact of filling new homes, was 97.8% in 2005, 97.5% in 2004 and 98.0% in 2003.
Dual U.S. Medicare and Medicaid Certification
Extendicare has certified substantially all of its nursing home beds in the United States for the provision of care to both Medicare and Medicaid patients. Management believes that dual certification in nursing facilities increases the likelihood of higher occupancy by increasing the availability of beds for patients who require a specific bed certification. In addition, dual certification allows EHSI’s facilities to easily shift patients from one level of care and reimbursement to another without physically moving the patient. Also, where market conditions permit, EHSI has developed Medicare suites to meet patient specialty care needs. EHSI has one facility that provides long-term care services to only Medicare and private residents and is not registered under the Medicaid program.
Expansion of Non-government Based Revenue
Management believes that CMS and state governments will continue to limit the growth of funding to the level of inflation. EHSI acquired ALC to expand its asset portfolio, increase its level of non-government based revenue, achieve higher growth in operating margins and to provide future expansion opportunities. At the time of its acquisition, 30% of ALC’s revenue was derived from Medicaid residents. Management believes that it can increase the proportion of private-pay revenue through a more focused marketing strategy.
Experienced and Proven Management Team
Extendicare’s management team has demonstrated competency in dealing with significant change, particularly with regards to the challenging U.S. environment, when the implementation of Medicare PPS significantly reduced funding levels. Management successfully exited the Florida and Texas nursing home markets in light of the extremely litigious environments in those states. In 2004 management significantly reduced the U.S. long-term debt and through a new debt issue reduced the Company’s weighted average cost of borrowing. Also management executed a planned divestiture program that further reduced long-term debt and reduced its debt to equity ratios, putting the Company in a much stronger financial position. In 2005 management successfully acquired ALC at a purchase price below other comparable acquisitions in the market place and succeeded in its integration and achieving cost saving synergies. ALC’s operating earnings exceeded management’s expectations for 2005. Management has been successful to date in carrying out EHSI’s development projects aimed at adding capacity in assisted living and nursing facilities in the U.S. In Ontario Extendicare was one of the top award winners under the new long-term care build program initiated in 1998, and successfully constructed 11 nursing facilities on time and on budget through to 2004. During these challenging times, the Company has been successful in recruiting experienced management staff, further strengthening its already experienced executive and operating management team.
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Business Strategy
United States
Provide Quality, Clinically Based Services
EHSI, through its corporate nursing and assisted living clinical services groups, monitors quality of care indicators and survey results, and strives for continuous quality improvement at the facility and regional levels. Focus review meetings are held on a regular basis to monitor trends in facilities and to communicate new protocols and industry issues. The corporate clinical services groups direct internal teams of field-based quality validation specialists who are responsible for emulating the regulatory survey process and regularly communicating with its outcomes management specialists in corporate office. On-site data is integrated with clinical indicators, facility human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes in achieving performance at all levels of the organization. This information pool allows management to determine best practices for duplication in similarly situated facilities. Corporate quality and clinical service personnel are responsible for monitoring and communicating adherence to EHSI’s policies and standards, and specific state regulations to ensure ongoing compliance and quality of care. EHSI’s regional quality and clinical service teams are instrumental in the continuous and ongoing auditing of care and service delivery systems, providing direction, orientation and training for professional and service staff in its facilities. EHSI emphasizes these programs when marketing its services to acute care providers, community organizations and physicians in the communities it serves.
Increase Medicare Census Within Nursing Homes
EHSI continues to develop and implement strategies and capabilities to attract residents, with a focus on increasing Medicare census in its nursing facilities. In 2005 Medicare payments represented approximately 35% of its total nursing revenue, up from 30% in 2003. Senior management continually works with its regional and local management teams to develop strategies to continue to increase this percentage. Such strategies include: focused marketing efforts; standardized admissions protocols; streamlined admitting procedures; dual certification of beds; and effective communication and commitment of EHSI’s facility-based management teams to a marketing-based strategy that stresses providing services 24 hours a day and seven days a week. In addition to increasing the profitability of nursing facilities, higher Medicare census expands the market for ancillary services, such as therapy.
Increase Private-Pay Census Within Assisted Living Facilities
Prior to the acquisition of ALC, approximately 86% of EHSI’s assisted living residents were private pay, with the balance being Medicaid. At the time of its acquisition, approximately 70% of ALC residents were private pay, with the balance being Medicaid. ALC’s prior focus had been on increasing total census growth at the expense of increasing the level of private-pay residents. The Company has since implemented new marketing efforts to attract a higher percentage of private-pay clientele. This may not be achievable in all of ALC’s communities due to economics, but management anticipates an increase in private-pay occupancy over time.
Expand Non-government Based Revenue Sources
By increasing the level of non-government based revenue sources, EHSI reduces its risk of reliance on government sources of revenue, which may in the future continue to be constrained. As mentioned, one of the goals in acquiring ALC was to increase non-government based revenue and EHSI is focusing its marketing efforts on increasing the number of private-pay residents within ALC’s facilities. In addition, as future generations are expected to have increased wealth and an increased choice of long-term care alternatives, EHSI’s goal is to target these opportunities. Through its internal growth program involving the construction of assisted living facilities, EHSI will increase the level of non-government based revenue sources. EHSI will continue to focus on short-term stay programs and services for its nursing home operations thereby increasing Medicare revenue; however, as a secondary goal, it seeks to increase the level of private-pay residents, and in certain regions, residents covered with favourable HMO or insurance coverage.
Extendicare 2005 AIF

Leverage Presence in Small Urban Markets
EHSI geographically clusters its long-term care facilities and services in small urban markets in order to improve operating efficiencies and to offer a broad range of long-term care and related health services, including assisted living services. It is anticipated that future expansion of owned nursing facilities will continue to come from the selective acquisition and construction of facilities in areas that are in close proximity to existing facilities, where management is experienced in dealing with the regulatory and reimbursement environments, where the facility can participate as an active member of the nursing facility association and where the facility’s reputation is established.
Actively Manage the Asset Portfolio
EHSI continually reviews its asset portfolio as to physical condition to determine whether the assets are meeting the needs of the marketplace, their financial performance and their long-term outlook. When facilities do not meet EHSI’s performance criteria, or when risks within the marketplace increase, or litigation risk increases beyond acceptable limits, EHSI exits that marketplace or sells these facilities. Over the past five years, EHSI has disposed of a number of underperforming facilities and exited the nursing home business in three states, being Florida, Texas and Arkansas, while improving the performance of the balance of its asset portfolio. In 2005 EHSI sold a Wisconsin nursing facility and has designated three Minnesota nursing facilities as held for sale due to inadequate operating performance. Two of the Minnesota facilities were closed by the end of 2005. In addition, EHSI is currently converting one assisted living facility into a nursing facility to provide increased capacity for an existing nursing facility in Oregon. As well, the Company is increasing capacity at three facilities in Wisconsin by shifting 64 beds from facilities with excess capacity. Similarly in Washington, EHSI is constructing a new nursing facility to enable increased capacity by shifting existing beds to an area of the county with increased needs.
Expansion
EHSI also seeks to expand its portfolio of nursing and assisted living facilities in states where it currently operates or that offer attractive reimbursement systems. The states EHSI currently operates in offer generally more attractive Medicaid rates than other states located in the southern part of the country. EHSI plans to expand through acquisition and internal growth within the states where it currently operates, and in other states with attractive reimbursement systems, provided it can achieve sufficient concentration of facilities. Opportunities exist to expand existing facilities and to develop new assisted living facilities in locations close to existing nursing facilities. EHSI currently employs a very experienced internal design and development team that is well positioned for the design and construction of new facilities.
Plans for expanding EHSI’s operations are developed from sources such as: personal contacts in the long-term care industry; information made available through state and national associations; and investment and financing firms and brokers. All acquisitions and new contracts for management and consulting services involve a process of due diligence in which the operational, building and financial aspects of the undertaking are investigated.
Increase Management and Consulting Services Agreements
EHSI seeks to increase the number of management and consulting contracts with third parties. EHSI has knowledge and expertise in both the operational and administrative aspects of the long-term care sector. Management believes that the increasingly complex and administratively burdensome nature of the long-term care sector, coupled with EHSI’s commitment and reputation as a leading quality operator, will result in a demand for new contracts. Management believes this strategy is a logical extension of EHSI’s business model and competencies and will drive growth without requiring substantial capital expenditures. In 2005 EHSI continued to increase the number of facilities under management or consulting service agreements to 102 from 89 in 2004.
Increase Operating Efficiency
EHSI is focused on reducing operating costs by improving its communications systems, streamlining documentation and strengthening the expenditure approval process. EHSI has reduced the duplication of roles at the corporate and regional levels. EHSI continuously seeks to improve its utilization of regional resources by adding management and consulting contracts to its existing regions, thereby enabling the Company to spread the costs of its regional structure over a wider base of operations.
Extendicare 2005 AIF

Canada
In Canada the Company’s strategy has been to expand long-term care operations through construction of facilities and to increase contracts for the development and management of facilities for third parties. In 2006 ECI has committed to start construction of the 220-bed continuing care centre in Alberta, which is expandable to add 60 assisted/supportive living beds. In March 2004 ECI opened the last of its 11 new Ontario facilities under the Ontario government’s 1998 program to add 20,000 new nursing home beds in the province. The 11 new homes have a capacity of 1,487 residents of which 154 beds were transferred from existing ECI nursing homes and 76 are assisted living units.
In addition to constructing its own facilities under the Ontario government program, ECI utilized its expertise to develop, construct and manage long-term care facilities in partnership with the public sector, completing in 2004 the last of five facilities with capacity of 578 beds. ECI secured the management of these facilities under long-term contracts with terms of generally 20 years or more.
ECI has leveraged its expertise in managing long-term care facilities as evidenced by the Company’s wide range of health care partnership arrangements, involving public, private and not-for-profit organizations. At December 31, 2005, ECI managed 3,603 beds representing seven public-sector facilities (1,044 beds) and 16 facilities (2,559 beds) for private owners, including 10 facilities (1,839 beds) for a receiver in a bankruptcy proceeding. ECI is the largest private health care organization in Canada with partnerships involving the public hospital sector.
Quality of Care
Commitment to Care
Extendicare’s commitment to excellence emphasizes the corporate philosophy of treating residents with dignity and respect, a philosophy that is implemented and monitored through rigorous standards that management and staff at all levels periodically assess and update. Extendicare has always strived to maintain quality standards above the requirements of government regulations. The Company continues to focus on quality of care and service by introducing and expanding programs and activities, which are supported and appreciated by residents, their families and the staff. The Company aims to remain a destination of choice for those requiring long-term care. The Company is also progressing with its capital improvement project, which it launched in 2003 to ensure all of its nursing facilities are retrofitted with modern sprinkler systems to protect the health and safety of the residents.
The Company’s commitment to quality care carries over to its Board of Directors, which has established a Quality Standards Committee whose mandate is to monitor management’s responsibilities with respect to service delivery practices and the achievement of certain quality service benchmarks. The Committee’s responsibilities include ensuring that the Company has in place quality assurance processes that meet or exceed best practices; auditing such programs against best practices and reporting outcomes to the Board; and monitoring and providing advice with respect to strategies and approaches in dealing with government regulatory agencies. The Committee consists of five directors who conduct meetings at least twice a year in various locations where the Company operates. Such meetings are open to all members of the Board of Directors and include tours of the Company’s nursing and assisted living centres to enable a hands-on assessment of the Company’s quality practices, and to provide Board members with an opportunity to meet and converse with the Company’s employees across all levels of operation.
EHSI’s corporate quality and clinical services department establishes care and quality of life standards, monitors issues and trends in the industry, implements the Company’s policies and procedures, and conducts periodic reviews for its nursing and assisted living facilities. Training programs are developed at the corporate level and implemented in the Company as required.
At the regional level, EHSI’s area directors of care management for its nursing home operations lead a department that is primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and for providing direction and training for all levels of staff within the nursing facilities. The area directors of care management are responsible for developing these programs and standards for all professional disciplines and services provided to EHSI’s customers, including nursing, dietary, social services, activities, ethical practices, mental health services, behaviour management, quality validation and continuous quality improvement.
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In addition, EHSI has established a medical advisory board, which includes a medical director representing each of EHSI’s nursing home regions. The medical advisory board’s role is to review and attest to the Company’s key clinical protocols, and to review and clarify roles, responsibilities and communication of medical directors with the nursing facilities.
In its assisted living operations, EHSI’s corporate clinical services department directs an internal team of field-based area directors of quality and clinical services. These individuals are registered nurses responsible for monitoring and communicating adherence with corporate policies and standards, and specific state regulations to ensure ongoing compliance and quality of care. They are instrumental in the continuous and ongoing auditing of care and service delivery systems. They also provide direction, orientation and training for the Company’s wellness directors and all levels of the staff.
EHSI’s corporate therapy services department establishes corporate standards, monitors therapy services and trends in the industry, and implements the Company’s policies and procedures. Training programs are developed at the corporate level and implemented throughout the company as required. On both the corporate and regional level, EHSI has human resource personnel engaged to recruit and train therapists for the nursing facilities. At the regional level EHSI’s area director of therapy management lead a team responsible for the management of therapy services, provide training and direction for all therapy professional staff within the nursing facilities. Regional directors of therapy services oversee compliance of therapy services through audits and review of therapy indicators.
On a national level, EHSI participates in a “Quality First Initiative” program, which is a voluntary program whose members include major long-term care providers. The objectives of the program are to discuss and promote awareness to enable members to adhere to current regulations, promote clinical outcomes, improve consumer satisfaction and demonstrate a commitment to quality care to the public.
In Canada each nursing centre has an advisory board composed of family members of residents. These boards work with administrators to develop ideas on how to provide for the needs of residents. In addition, regional directors are primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing and assisted living facilities. Continuous Quality Improvement programs ensure that quality of care and services are adhered to in all aspects of resident care.
ECI is continuing the enhanced quality control initiative that it launched in 2004 aimed at ensuring seniors continue to receive the highest possible quality of care from its facilities. The Canadian care initiative included consumer satisfaction surveys, mystery shopper evaluations, compliance hot-lines for employees, residents and their families and an enhanced communication plan called Health Trac aimed at keeping families informed of each resident’s progress. Additionally, the Ontario government has raised the visibility of quality of care standards for all nursing facilities by launching a website that posts each nursing home’s record from the most recent compliance survey.
Employee Training
Training of employees at all levels is an integral part of the Company’s ongoing efforts to improve and maintain quality services. In the United States, each newly employed nursing facility administrator, assisted living facility manager, and director of nursing are required to attend a week of company-provided training to ensure they have an understanding of all aspects of facility operations, including clinical, management and business operations. EHSI conducts additional training for these individuals and all other staff on a regional or local basis. In Canada, each new facility administrator participates in an extensive orientation program covering nursing centre management.
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Marketing
United States
Most of EHSI’s nursing and assisted living facilities are located in smaller urban communities. EHSI aims to be the provider of choice in the communities it serves. EHSI focuses its marketing efforts predominantly at the local level, believing that the selection of a long-term care facility is strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbours and family members. The administrator of each nursing and assisted living facility is therefore, a key element of EHSI’s marketing strategy and is responsible for developing relationships with potential referral sources. They are supported by a regional team of marketing personnel, who establish the overall marketing strategy, develop relationships with the hospital discharge planners, local physicians, community leaders, HMOs and PPOs, and provide marketing direction with training and community-specific promotional materials. In addition, all department heads participate in marketing efforts and the admissions process. EHSI’s same-facility nursing home average occupancy increased to 92.9% in 2005 from 91.3% in 2003. Medicare census on a same-facility basis improved to 18.4% of total nursing census in 2005 from 15.6% in 2003.
Canada
With the last of the Ontario government’s 20,000 new long-term care beds opening in 2004 from the program launched in 1998, a temporary oversupply was created in the province. Occupancy for the industry in Ontario averaged only 95.6% in the month of December in 2004 and improved during 2005 to 97.2% in the month of December 2005. While ECI experienced some occupancy pressures, its overall occupancy levels in Ontario remained above the industry average and for the year 2005 ECI had only one facility operating under 97% occupancy. In addition, ECI’s overall national average occupancy on a same-facility basis increased to 97.8% in 2005 from 97.5% in 2004.
In order to remain competitive with the influx of these new beds and market pressures in other regions in which it operates, ECI is engaged in upgrades to some of its facilities as well as regular maintenance programs at all its owned facilities. Also, ECI’s Director of Sales and Marketing has created a multi-faceted program focused on developing strategies to market its long-term care facilities in each community. Each facility’s management team is responsible for marketing its facility with support from a regional team including the Director of Sales and Marketing. Additionally, ECI has a customer service training program (Courtesy Attitude Responsibility Excellence, or CARE) that it has implemented in its operations to train all front line workers on how they can contribute to the marketing program and manage customer service expectations in this very competitive market. Extendicare has also improved its website information to assist decision makers in their nursing home selection.
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Properties
The following table lists by state and province the nursing centres, assisted living and retirement centres, and chronic care units owned, leased and managed by ECI and EHSI at December 31, 2005:

			Assisted Living &
	Nursing Centres		Retirement Centres		Chronic Care Units		Total

	No. of	Resident	No. of	Resident	No. of	Resident	No. of	Resident
State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

			(note 1)
Ohio	29	3,020	20	809	—	—	49	3,829
Pennsylvania	26	3,021	17	648	—	—	43	3,669
Indiana	19	1,866	23	965	—	—	42	2,831
Wisconsin	24	2,024	12	631	—	—	36	2,655
Washington	15	1,588	23	1,006	—	—	38	2,594
Texas	—	—	42	1,708	—	—	42	1,708
Kentucky	19	1,633	1	55	—	—	20	1,688
Minnesota (note 2)	7	947	1	58	—	—	8	1,005
Oregon	3	214	20	703	—	—	23	917
Idaho	2	194	9	344	—	—	11	538
Arizona	—	—	9	400	—	—	9	400
South Carolina	—	—	9	351	—	—	9	351
Nebraska	—	—	9	324	—	—	9	324
New Jersey	—	—	8	312	—	—	8	312
Iowa	—	—	6	224	—	—	6	224
Louisiana	—	—	4	173	—	—	4	173
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120
Michigan	—	—	3	117	—	—	3	117

Total United States	146	14,747	216	8,828	—	—	362	23,575

Ontario	52	7,754	1	493	1	120	54	8,367
Alberta	13	1,137	—	—	—	—	13	1,137
Manitoba	5	762	—	—	—	—	5	762
Saskatchewan	5	654	—	—	—	—	5	654

Total Canada	75	10,307	1	493	1	120	77	10,920

Total	221	25,054	217	9,321	1	120	439	34,495

Notes:

1.	Some of the assisted living and retirement units are in wings attached to the nursing homes. In these cases, the facility is only counted once as a nursing centre, but the resident capacity is split and categorized as nursing beds and assisted living/retirement units, respectively.

2.	Minnesota excludes three nursing homes designated as held for sale.
In addition to the above long-term care facilities, EHSI operated at December 31, 2005, 21 rehabilitative clinics as follows: Pennsylvania — 11; Wisconsin — 7; Texas — 2; and Ohio — 1; and ParaMed provided its services through 23 locations, substantially all of which were leased, as follows: Ontario — 21; and Alberta — 2.
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Government Regulations
United States
The provision of institutional care and health care services is subject to heavy regulation by various federal, state and local government authorities in the United States. Failure to comply can result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on EHSI’s business. Although EHSI believes its operations comply with the laws governing its industry, EHSI cannot guarantee that it will be in absolute compliance with all regulations at all times. Management cannot give assurance that governmental authorities will not impose additional restrictions on the industry or EHSI’s activities that might adversely affect its business.
General Regulatory Requirements
Nursing facilities, assisted living facilities, and other health care businesses are subject to licensure and other state and local regulatory requirements. Nursing and assisted living facilities generally are subject to unannounced annual inspections by state or local authorities for purposes of licensure and in the case of nursing facilities for purposes of certification under Medicare and Medicaid. These surveys also confirm whether a nursing facility continues to meet Medicare and Medicaid participation standards and for assisted living Medicaid standards.
Nursing Facility Regulation
In order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the U.S. Social Security Act and related regulations. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. As of December 31, 2005, all of EHSI’s nursing facilities are licensed under applicable state laws and all of its nursing facilities are certified to participate in the Medicare program. All but one of EHSI’s nursing facilities is certified to participate in the Medicaid program.
Skilled nursing facilities must comply with complex laws and regulations at the federal, state and local government levels relating to, among other things: licensure and certification; qualifications of health care and support personnel; maintenance of physical plant and equipment; staffing levels and quality of health care services; maintenance, confidentiality and security issues associated with medical records; relationships with physicians and referral sources; billing for services; operating policies and procedures; and additions or changes to facilities and services.
Regulations and policies of regulatory agencies are subject to change, and interpretations or enforcement of existing, new or amended laws and regulations are subject to change. In the future, revisions to licensure and certification standards, regulatory requirements and different interpretations or enforcement of existing, new or amended laws and regulations, could result in allegations of impropriety or illegality, and could result in changes requiring capital expenditure programs and higher operating expenses.
CMS has established regulations to implement survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes, to determine whether the care provided meets the assessed needs of the residents. State agencies conduct the surveys and assess remedies for any cited deficiencies based upon scope and severity. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor-performing facilities from the Medicare or Medicaid programs. Remedies range from: directed plans of correction, in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil monetary penalties of up to US$3,000 per day for deficiencies that do not immediately jeopardize resident health and safety; and, appointment of temporary management, termination from the program and civil monetary penalties of up to US$10,000 for one or more deficiencies that immediately jeopardize resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by CMS prior to implementation.
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Facilities with acceptable regulatory histories generally are given an opportunity to correct deficiencies by a certain date, usually within six months. CMS will continue payments and refrain from imposing sanctions within the correction period, unless the facility does not return to compliance within the specified period of time. Facilities with deficiencies that immediately jeopardize resident health and safety and those that are classified as poor-performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, EHSI receives notices from federal and state regulatory agencies alleging deficiencies for failing to comply with all components of the regulations. While EHSI does not always agree with the positions taken by the agencies, it reviews all such notices and takes corrective action when appropriate. Due to the fact that the regulatory process provides EHSI with limited appeal rights, many alleged deficiencies are not challenged even if EHSI does not agree with the allegation.
CMS’s Nursing Home Quality Initiative launched in 2002 provides consumers with comparative information on nursing homes by rating every nursing facility in the U.S. on nine quality of care indicators. These quality of care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss and this comparative data is available to the public on the CMS website. EHSI believes that, although the information is important to share with the public and may drive improvements in quality of care in the long-term care industry, the data could be influenced by the level of care and the nature of admissions at any particular facility.
EHSI tries to comply with all applicable regulatory requirements but from time to time some of its nursing facilities have been sanctioned as a result of deficiencies alleged by CMS or state survey agencies and EHSI cannot give assurance that it will not be sanctioned and penalized in the future.
Assisted Living Facility Regulation
EHSI’s assisted living facilities are also generally subject to regulation and laws by federal, state and local health and social service agencies, and other regulatory bodies. Although less burdensome and punitive than the federal survey process conducted for nursing facilities, EHSI’s facilities are heavily regulated by specific state regulations. Requirements vary by state, but include: licensure and certification and related community services; qualifications of health care and support personnel; staffing levels and the provision of quality health care services, including monitoring of resident wellness and medication administration; dining and housekeeping services; admission and discharge criteria, and relationships with physicians and referral sources; documentation and reporting requirements, and confidentiality and security issues associated with medical records; operating policies and procedures, resident rights and responsibilities; additions or changes to facilities and services; maintenance of physical plant and equipment, safety and evacuation plans; and furnishing of general common areas and resident units.
EHSI’s facilities are licensed by state or local health and social service agencies and are subject to state or local building, life safety and fire codes, food service licensing and certification requirements. State laws also regulate the storage, distribution and administration of medications. In addition, where EHSI provides assisted living services to residents that are funded by Medicaid, EHSI is licensed and regulated under state Medicaid programs. There are ongoing initiatives at the federal and state levels for increased standards for assisted living facilities and services and regulations and policies of regulatory agencies are subject to change.
The periodic unannounced surveys by the state and other local government agencies are carried out to assess and assure compliance with regulatory requirements. Surveys may also occur following the receipt of a complaint against a facility. Should any of its assisted living facilities be cited for alleged deficiencies by a state or other agency, EHSI must implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, the regional and corporate teams assist the facility in performing corrective actions. Most state citations and deficiencies are resolved through the submission of a plan of correction that is reviewed and approved by the state agency. In some instances, the survey team will conduct a re-visit to substantiate compliance with the state rules and regulations. Failure to comply with applicable laws and regulations, could subject EHSI to punitive actions, including criminal penalties and civil penalties and exclusion of one or more of its facilities from participation in Medicaid and other state health care programs.
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Loss of certification under the Medicaid program means the facility must cease future admissions and must replace the Medicaid residents. Re-certification requires considerable staff resources. In order to become re-certified, a facility has to rectify all identified deficiencies and pass a survey over a specified period of time of operation by demonstrating proper care for residents in the facility. Until the appropriate agency has verified through the “reasonable assurance” process that the facility can achieve and maintain substantial compliance with all applicable participation requirements, it will not be admitted back into Medicaid programs. Like other assisted living providers, EHSI has received notices of deficiencies from time to time in the ordinary course of business. However, EHSI has not been de-certified at any of its assisted living facilities, including ALC’s since the acquisition, and to the best of its knowledge, since ALC emerged from receivership in January 2002.
Restrictions on Acquisitions and Construction
The acquisition or construction of nursing facilities, changes in licensed bed capacity, and facility closures are subject to state regulation and most of the states in which EHSI currently operates have adopted laws to regulate ownership transfer and expansion of nursing facilities. Approvals must be obtained prior to a change in ownership. Also, certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need, or have moratoriums on increases in licensed bed capacity. Additionally, in most states the reduction of beds or the closure of a facility requires appropriate state regulatory agency approval. EHSI’s nursing facility expansions comply with all state regulations and prior to engaging in any regulated expansion project, EHSI obtains certificates of need, where required.
The acquisition, construction or operation of assisted living facilities is subject to less stringent regulation than nursing facilities and in the absence of uniform federal regulations, states have developed their own regulations. The majority of states have implemented regulations regarding the acquisition, construction and operation of assisted living facilities. Virtually every state has a licensure process, registration process or some form of regulation that may apply to assisted living providers. Depending on the level of services that an assisted living provider supplies, the provider may be required to obtain a license. Licensure regulations may be based on admission and discharge criteria and the variety and type of services provided. Many states require that potential operators submit building plans and receive approval prior to construction of an assisted living facility. The approval process when certificates of need are involved is more of a clearance process; however, assisted living facilities must meet a stringent set of building construction and design regulations including the Life Safety Code (NFPA101). State regulators conduct periodic inspections of assisted living facilities that are similar in most cases to their inspections of nursing facilities. As of December 31, 2005, EHSI believes that all of its assisted living facilities are compliant in all material respects with applicable state licensure, building construction and design regulations.
Regulation of Fraud and Related Matters
The U.S. Federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. Also, EHSI participates in federal and state health care programs and therefore it is subject to a variety of federal and state laws that are intended to prevent health care fraud and abuse. These laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal health programs, including Medicare, Medicaid and Department of Veterans Affairs health programs. These laws, which include, but are not limited to, anti-kickback laws, false claims laws, physician self-referral laws and federal criminal health care fraud laws, are discussed in further detail below. Management believes that EHSI and its subsidiaries have been and continue to be in substantial compliance with all of these laws as they apply to its companies.
EHSI believes its billing practices, operations and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, EHSI cannot give assurance that a governmental authority will not interpret such requirements in a manner inconsistent with EHSI’s interpretation and application. If EHSI fails to comply, even inadvertently, with any of these requirements, it could be required to alter its operations and/or refund payments to the government. In addition, EHSI could be subject to significant penalties. Even if EHSI successfully defends any action against it for violating these laws or regulations, EHSI could incur significant legal expenses and divert management’s attention from the operation of its business. EHSI cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of such on its business and its financial results.
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The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service or in return for purchasing, leasing, ordering, recommending or arranging for any good, facility, service or item, for which payment may be made under the federal health care programs. A violation of the illegal remuneration statute could result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to US$25,000, civil penalties and exclusion from participating in federal health programs.
Recognizing that the law is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services developed regulations addressing those types of business arrangements that will not be subject to scrutiny under the law. These safe harbours describe activities that may technically violate the act, but which are not to be considered illegal when carried on in conformance with the regulations. For example, the safe harbours cover activities such as contracting with physicians or other individuals that have the potential to refer business to EHSI that would ultimately be billed to a federal health program. Failure to qualify for safe harbour protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the anti-kickback statute to determine whether there is intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the safe harbours may result in increased scrutiny by government enforcement authorities. In addition, some states have anti-kickback laws that may apply regardless of whether a federal health care program is involved. Although EHSI’s business arrangements may not always satisfy all the criteria of a safe harbour, EHSI believes that as of December 31, 2005, its operations were in material compliance with federal and state anti-kickback laws.
Under the federal “Stark II” law, physicians are prohibited from making a referral to an entity for the furnishing of designated health services, including therapy services, for which Medicare or Medicaid may pay, if the physician, or an immediate family member of the physician, has a financial relationship, including ownership interests and compensation arrangements, with that entity, and the relationship fails to meet a statutory or regulatory exception to the rule. The penalties for violating this act include denial of payment, additional financial penalties and exclusion from participating in federal health programs. In addition, a number of states have enacted their own versions of self-referral laws.
The Federal False Claims Act and similar state statutes prohibit presenting a false or misleading claim for payment under a federal program. Violations could result in significant civil penalties, treble damages and exclusion from participation in federal programs. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. However, enforcement over the past few years has expanded the traditional scope of this act to cover quality of care issues, especially in the skilled nursing facility industry. In addition to the civil provisions of the False Claims Act, the federal government may use several other criminal statutes to prosecute persons who submit false or fraudulent claims for payment to the federal government.
Federal law provides that practitioners, providers and related persons may not participate in most federal health care programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offence related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offence relating to neglect or abuse of residents in connection with the delivery of a health care item or service. Other individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including the following: a conviction related to fraud, related to obstruction of an investigation or related to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal health care programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; ownership or control by an individual who has been excluded from the Medicaid or Medicare programs, against whom a civil monetary penalty related to the Medicaid or Medicare programs has been assessed or who has been convicted of the crimes; and the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment or exclusion from Medicare or Medicaid programs.
Office of the Inspector General
The Office of Inspector General (OIG) among its other priorities identifies and eliminates fraud, abuse and waste in certain federal health care programs. The OIG has implemented a nationwide program of audits, inspections and investigations and from time to time issues “fraud alerts” to segments of the health care industry on particular practices that are vulnerable to abuse. The fraud alerts inform health care providers of potentially abusive practices or transactions that are subject to criminal activity and reportable to the OIG.
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An increasing level of resources have been devoted to investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on health care providers by the Social Security Act and Medicare and Medicaid programs.
Cross Decertification and De-Licensure
In some circumstances, if one facility is convicted of abusive or fraudulent behaviour, then other facilities under common control or ownership may be decertified from participating in Medicaid or Medicare programs. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its “principals” have been barred, suspended or are ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state may be de-licensed if any one or more of the facilities are de-licensed. To date, none of the facilities of either EHSI or its subsidiaries have experienced any cross decertification or de-licensure.
Ongoing Initiatives
There are ongoing initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of some of these health care initiatives, such as the termination of Medicare funding improvements and limitations on Medicare coverage, other pressures to contain health care costs by Medicare, Medicaid and other payors, as well as increased operational requirements in the administration of Medicaid, could adversely affect EHSI. EHSI cannot predict the ultimate content, timing or effect of any health care reform legislation, nor can it estimate the impact of potential legislation on the Company.
Environmental Laws and Regulations
Some federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. If an entity fails to comply with these laws or the related regulations, the entity could be subject to fines, criminal penalties and other enforcement actions. EHSI has developed policies for the handling and disposal of medical, infectious and hazardous waste to assure that each of its facilities complies with those laws and regulations. EHSI incurs ongoing operational costs and capital expenditures to remain in compliance with these laws and regulations; however, the capital expenditures to remain in compliance have not been material to EHSI. As of December 31, 2005, EHSI believes that it substantially complies with applicable laws and regulations governing these requirements.
Federal regulations established by the Occupational Safety and Health Administration impose additional requirements on EHSI with regard to protecting employees from exposure to blood borne pathogens. EHSI believes that it has policies and procedures in place to preclude valid, material actions by this regulatory body.
As a result of a number of fires in long-term care facilities in recent years, states are reconsidering the laws governing the requirement for facilities to have sprinklers systems, and some mandated it during 2004. In February 2004, the AHCA reaffirmed its position that nursing facilities nationwide be required to implement sprinkler systems, provided that federal funding and/or low-cost financing is made available for the installation of such systems. Extendicare, recognizing the importance of ensuring the health and safety of its residents, initiated a capital expenditure program in the fall of 2003 to retrofit all its nursing homes with modern sprinkler systems. As of December 31, 2005, all EHSI facilities have sprinkler systems.
Health Insurance Portability and Accountability Act
The Health Insurance Portability and Accountability Act (HIPAA), requires EHSI to comply with standards for the exchange of health information within EHSI and with third parties and to protect the confidentiality and security of health data. Specifically, HIPAA standards require: standardization of electronic patient health, administrative and financial data; unique health identifiers for individuals, employers, health plans and health care providers; protection of the privacy of individually identifiable health information; and security standards for protecting the confidentiality and integrity of individually identifiable health information.
The Department of Health and Human Services has four rules mandating the use of new standards with respect to certain health care transactions and health information. The first rule established privacy standards and most entities covered under HIPAA were required to implement the privacy standards by April 2003. The privacy standards are designed to protect the privacy of certain individually identifiable health information. EHSI has updated its policies and procedures, conducted training for its employees on the new standards, and implemented procedures to report violations of the new policies. EHSI believes it is in compliance with the privacy standards.
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The second rule established standards for electronic data transactions and code sets and became effective October 2003. These standards are designed to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner electronically. EHSI implemented the new electronic transaction and code sets with all fiscal intermediaries and the states, which accept the new electronic data transaction and code sets. EHSI’s ability to comply with the transaction standards is, in part, dependent upon other third parties, including fiscal intermediaries and state program payors, also complying with HIPAA. EHSI believes, to the best of its ability, that it meets the transaction and code set standards.
The third rule governs the security of health information. The security regulations apply only to electronic protected health information, and have four main objectives to: ensure the confidentiality, integrity and availability of protected health information that a covered entity creates, receives, maintains or transmits electronically; protect against any reasonably anticipated hazards that might threaten the security or integrity of electronic protected health information; protect against any unauthorized use or disclosure of electronic protected health information that can be reasonably anticipated; and ensure that the covered entity’s workforce complies with the full range of security measures. EHSI believes, to the best of its ability, that it meets the security regulation standards.
The fourth and most recent HIPAA standard is the National Provider Identification (NPI) Standard. This standard requires the issuance of a unique national provider identifier to each health care provider. CMS will issue a unique 10-position numeric identifier for each health care provider. The new NPI standard will replace all provider numbers currently used by EHSI’s facilities. The compliance date for the NPI standard is May 23, 2007. EHSI is currently evaluating and updating its procedures to meet these new requirements and believes it will achieve compliance with this standard by May 2007.
Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the health care industry, it is generally agreed that the implementation of this law resulted in additional costs to all health care organizations. EHSI has a Privacy and Security Officer and resources consisting of clinical, legal, financial and information services professionals to monitor the compliance with the standards and procedural changes within the organization. Should it be determined that EHSI has not complied with the new standards, it could be subject to criminal penalties and civil sanctions.
Corporate Compliance Program
EHSI’s Corporate Compliance Program was developed to ensure that EHSI achieved its goal of providing a high level of care and service in a manner consistent with all applicable state and federal laws and regulations, and EHSI’s internal standards of conduct. EHSI’s Corporate Compliance Program incorporates the elements included in the guidance issued by the OIG. EHSI’s employees must acknowledge their responsibility to comply with relevant laws, regulations and policies, including its compliance program. EHSI has a Corporate Compliance Officer responsible for administering the Corporate Compliance Program who reports to the Board of Extendicare and EHSI’s Chairman.
Canada
Provincial legislation and regulations closely control all aspects of operation and funding of nursing facilities in Canada, including the fee structure, the adequacy of physical facilities, standards of care and accommodation, equipment and personnel. In some provinces, the government has delegated responsibility for the funding and administration of long-term care programs to regional health authorities.
In most provinces a license must be obtained from the applicable provincial ministry of health in order to operate a nursing centre. There is almost a universal restriction upon the issuance of new licenses across the country because of the funding implications for governments. When new licenses are issued, it is in response to a deficiency of long-term care beds in a particular region, and some form of public competition for the license is required. There are also provincial regulations regarding the sale and transfer of existing licenses, and while such sales are regular occurrences, authorities take steps to determine the qualifications of the new operator. In addition to the licence procedure, or in some cases in place of, operators in Alberta and Ontario are required to sign service contracts with the provincial government or regional health authority. These contracts specify the services to be provided and the remuneration to be received. Nursing centre licenses and service contracts are subject to annual renewals and do not represent any guarantee of continued operation beyond the term of the license or contract. While it is possible for authorities to revoke a license or cancel a service contract due to inadequate performance by the operator, such

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actions are rare in Canada and would usually be preceded by a series of warnings, notices and other sanctions. ECI has never had such a license or service contract revoked.
While ECI endeavours to comply with all regulatory requirements in its Canadian nursing facilities, it is not unusual for stringent inspection procedures to identify deficiencies in operations. Every effort is made to correct legitimate problem areas that have been identified.
The environmental laws to which the Company is subject in Canada are similar in effect to the applicable environmental laws in the United States. ECI’s capital expenditure program to retrofit its 26 remaining nursing homes with sprinkler systems is almost completed with only one remaining to be finished as at December 31, 2005.
In Canada the Personal Information Protection and Electronic Documents Act (PIPEDA) came into effect on January 1, 2004. The PIPEDA establishes rules that require all private-sector organizations operating in Canada that collect, use or disclose personal information in the course of commercial activity to obtain an individual’s prior informed consent to such collection, use and disclosure, subject to certain enumerated exceptions. It applies throughout Canada unless a province enacts similar legislation, which may supersede the PIPEDA in certain circumstances. All of the data protection legislation in Canada imposes obligations on organizations to establish policies and implement practices concerning the handling of personal information, as well as various logistical and administrative obligations. ECI has a designated Privacy Officer as part of the process to ensure its compliance with the legislation.
Employees
At December 31, 2005, Extendicare employed approximately 37,600 people, including approximately: 5,000 registered and licensed practical nurses; 14,100 nursing assistants; 2,400 therapists; 6,600 dietary, domestic, maintenance and other staff; 6,800 Canadian home care professionals and other staff; and 2,700 administrative employees who work at corporate and regional offices and facilities. In Canada there are 48 collective agreements covering approximately 8,200 employees represented by 13 different unions, operating under four different collective bargaining legislative jurisdictions. In the United States, there are 35 collective agreements with six different unions covering approximately 1,500 employees. The Company believes that it has a good relationship with all of its employees.
Investment in Crown Life Insurance Company
Extendicare Inc., through 159524 Canada Inc., owned a 34.8% (1,113,690 shares) common equity interest in Crown Life with a carrying value of $73.8 million at December 31, 2005. Extendicare accounts for its investment in Crown Life on an equity basis. The Company regards its investment in Crown Life as a non-core asset and this investment is subject to a buy-out agreement with Canada Life, a subsidiary of Great-West Life. The final settlement date with Canada Life is not yet determined.
Risk Factors
Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 73.7% of total revenue in 2005. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare’s financial position is subject to foreign currency translation risk, which could adversely impact its operating results. Based upon the Company’s results for 2005, excluding any gains or losses on disposal or impairment of assets, each percent change in the Canadian dollar against the U.S. dollar impacts the Company’s pre-tax earnings by approximately $0.6 million. A similar change in the Canadian dollar would impact the foreign currency translation adjustment account in shareholders’ equity of the balance sheet by approximately $3.3 million. The average exchange rate used to translate the U.S. dollar denominated earnings statement in 2005 was 1.2116; a significant change from the rates of 1.3015 for 2004 and 1.4015 in 2003.
Government Funding
The Company’s earnings are highly reliant on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement
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systems, or if adopted and implemented, what effect such initiatives would have on the Company. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. Approximately 73% of the Company’s operating and administrative costs are labour-related. Therefore, government funding constraints could have a significant adverse impact on the Company’s results from operations and cash flow.
Government Regulation
All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program. As of December 31, 2005, EHSI has certain facilities under plans of correction. While it is not possible to estimate the final outcome of the required corrective action, the Company has accrued for known costs.
Government agencies have steadily increased their enforcement activity over the past several years. As a result, the Company is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.
U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has had previous investigations from these Medicaid Fraud Units, but it is not aware of any liability relating thereto at this time.
Conditional Asset Retirement Obligation
On December 6, 2005, the Canadian Institute of Chartered Accountants issued an interpretation of the accounting standard covering the requirement to record asset retirement obligations and under what circumstance sufficient information would be available to record the fair value of this obligation. This standard is effective for interim and annual financial statements for fiscal years ending after March 31, 2006, and is to be applied retroactively with restatement of prior periods. The Company has decided to adopt the new standard effective January 1, 2006.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition. Based upon current assumptions, the estimated fair value of the conditional asset retirement obligation was $20.0 million as at January 1, 2006.
The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors. A significant change in the future of these factors could result in a change in assumptions used to calculate the estimated fair value of the current conditional asset retirement obligation and could result in a significant change to this obligation.
Insurance
Insurance coverage for resident care liability and other risks has been increasingly difficult to obtain or is available at excessive premiums or deductibles. Therefore, the Company self-insures, principally through its two Laurier Indemnity captive insurance companies, for certain risks related to general and professional liability, auto liability, employers’ liability, health benefits and in certain states, workers’ compensation for its U.S. operations. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles, as management deems appropriate, based on the nature and risks of its business, historical experiences, availability and industry standards. The Company obtains an independent actuarial review to assess the adequacy of its resident care liability balance sheet reserves at least once a year.
General and professional liability claims are one of the most volatile and significant risks. As a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per
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claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims in those states. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.
The accrual for self-insured liabilities includes estimates of the cost of reported claims and claims incurred but not reported and also reflects estimates of loss based on assumptions made by management, including consideration of actuarial projections. General and professional liability claim payments for any one policy year occur over a period of several years. However, the Company estimates and allocates a current portion of the professional liability claim payments on its balance sheet. Also, the Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Debt Covenants
EHSI is in compliance with all of its financial covenants as of December 31, 2005. However, there can be no assurance that future covenant requirements will be met. EHSI’s bank lines may be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt may be affected.
Credit and Interest Rates
The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.
The Company does not enter into derivative instruments, including interest rate swaps and caps, for any purpose other than cash flow hedging purposes. The Company does not speculate using derivative instruments and does not engage in trading activity of any kind.
For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future earnings and cash flows. At December 31, 2005, the Company had $316.3 million (US$272.0 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the outstanding balance of this debt remains constant, each percent change in the six-month LIBOR will result in an annual change in interest expense, and a corresponding change in cash flows, of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.
EHSI also had $99.5 million (US$85.6 million) of variable rate debt outstanding at December 31, 2005, whose rates generally move in a manner similar to the six-month LIBOR. Assuming a constant balance for this debt, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$0.9 million.
DIVIDENDS
Cash dividends declared per share by Extendicare in each of the past three fiscal years were as follows:

	Common Shares		Preferred Shares

	Multiple	Subordinate	Class I	Class I	Class I	Class II
($ per share)	Voting	Voting	Series 2	Series 3	Series 4	Series 1

2005	0.100	0.200	0.7802	0.9900	0.7913	0.872
2004	—	—	0.7109	0.9900	0.7208	0.808
2003	—	—	0.8320	0.9900	0.8438	0.936

In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. The Board has declared on a quarterly basis, dividends of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share, payable in each of May, August, and November 2005, and February 2006. Future declarations of dividends are at the discretion of the Board of Directors.
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DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
     The Company’s authorized capital consists of an unlimited number of Subordinate Voting Shares and Multiple Voting Shares without nominal or par value; and an unlimited number of Class I and Class II preferred shares without nominal or par value, issuable in series. The following summarizes certain provisions of the Company’s common shares and preferred shares. This summary is qualified in its entirety by the by-laws of the Company and actual terms and conditions of such shares.
Subordinate Voting Shares and Multiple Voting Shares
Priority
Upon liquidation, dissolution or winding-up of the Company, after payment to the holders of the Company’s preferred shares of the amount or amounts to which they may be entitled, the holders of the Subordinate Voting Shares and the Multiple Voting Shares will be entitled to receive the remaining property of the Company in equal amounts per share.
The provisions of the Subordinate Voting Shares do not entitle holders thereof to deposit them pursuant to an offer made to acquire only the Multiple Voting Shares. However, there is an agreement between The Estate of Janet Day, Kingfield Investments Limited and Scotia Investments Limited to act in concert with one another in all matters and transactions affecting Extendicare and its management, ownership and financial affairs.
In a letter dated November 12, 1991, David J. Hennigar and H. Michael Burns wrote:
“We are writing on behalf of our Families (ourselves and members of our families) regarding the disposition of [Multiple Voting] Shares of [Extendicare] owned or controlled by our Family Group (our Families and companies owned or controlled by them or bound by the agreement between them to act in concert with respect to [Extendicare]). Attached hereto see Schedule A.
We confirm that our Family Group will not sell [Multiple Voting] Shares presently owned by our Family Group to a non-member of our Family Group so as to effect a change of control of [Extendicare] unless an offer is concurrently made to purchase all the [Multiple Voting] Shares of [Extendicare] at the same price and to purchase all the [Subordinate Voting] Shares of [Extendicare] at an equivalent price.
Members of the Family Group reserve the right to sell [Multiple Voting] Shares to other members of the Family Group.”
Schedule A to the letter sets out a list of companies bound by the agreement which, at November 12, 1991, held in the aggregate the equivalent of 11,866,260 Multiple Voting Shares and, as of March 3, 2006, hold in the aggregate 8,292,946 Multiple Voting Shares constituting 70.41% of those shares outstanding and representing 47.70% of the voting rights. The undertaking contained in the letter does not constitute take-over protection or “coattails” for the holders of the Subordinate Voting Shares. Compliance by the members of the Family Group with their undertaking would in many circumstances, were a change of control of Extendicare to occur, result in the holders of Subordinate Voting Shares being offered equivalent consideration to that offered to holders of Multiple Voting Shares; however, there are certain circumstances in which the holders of the Subordinate Voting Shares could be offered less than an equivalent price or not receive an offer at all were a change of control of Extendicare to occur. The letter does not purport to give to the holders of Subordinate Voting Shares a specific right to enforce compliance by members of the Family Group although the appropriate regulatory authorities might either on their own or at the request of holders of Subordinate Voting Shares take action in an attempt to enforce compliance.
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Voting Rights
The holders of the Company’s Subordinate Voting Shares or the Multiple Voting Shares are entitled to receive notice of and to attend any meeting of shareholders of the Company, except meetings at which only holders of another class or series of shares are entitled to vote. Subordinate Voting Shares entitle holders to one vote per share. Multiple Voting Shares entitle holders 10 votes per share.
Required Approval
Changes in the provisions of the Subordinate Voting Shares or Multiple Voting Shares may only be authorized by resolutions passed by a majority of not less than two-thirds of the votes cast at meetings of the holders of each of the Subordinate Voting Shares and Multiple Voting Shares, voting separately as classes.
Conversion Privileges
The Multiple Voting Shares are convertible into Subordinate Voting Shares on a share-for-share basis. The Subordinate Voting Shares do not carry any conversion privileges.
Dividends
The holders of Subordinate Voting Shares and the Multiple Voting Shares are entitled to receive dividends as and when declared by the Board of Directors, subject to the preference of the Company’s preferred shares. When declared by the Board of Directors, the Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends, cumulative within each financial year, aggregating 2.5 cents per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further common share dividends that may be declared.
Class I Preferred Shares
Issuable in Series
The Class I Preferred Shares are issuable from time to time in series with the provisions attaching to each series to be fixed by the Board of Directors prior to issue. Currently, the Company has outstanding: Cumulative Redeemable Preferred Shares, Series 2; Adjustable Dividend Preferred Shares, Series 3; and Adjustable Dividend Preferred Shares, Series 4.
Priority
The Class I Preferred Shares of each series rank equally with one another and are entitled to preference over all other shares of the Company with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Company. Subject to such limitations, the holders of Class I Preferred Shares shall be entitled to receive an amount equal to $25.00 per share together with all accrued and unpaid cumulative dividends thereon. After payment of such amounts the holders of Class I Preferred Shares will not be entitled to share in any further distribution of property of the Company. If the property of the Company is insufficient to pay in full the amount due on all the Class I Preferred Shares, then such property will be applied firstly to the payment, pro rata, of an amount equal to the price at which each series of Class I Preferred Shares was issued and the premium thereon, if any, and secondly to the payment, pro rata, of an amount equal to dividends accrued and unpaid thereon.
No Class I Preferred Shares or shares of a class ranking prior to or on a parity with the Class I Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company may be issued if the Company is in arrears in the payment of dividends on any outstanding series of Class I Preferred Shares without the approval of the holders of the Class I Preferred shares given in the manner outlined under “Required Approval”.
Voting Rights
The holders of each of the series of the Class I Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Company unless the Company shall have failed to pay eight consecutive quarterly dividends on such series of Class I Preferred Shares. In that event, and so long as any dividends on such shares remain in arrears, the holders of such shares will be entitled to receive notice of and to attend meetings of shareholders at which directors are to be elected and will be entitled, voting separately as a class with all other
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holders of Class I Preferred Shares who have such right, to one vote for each share held for the election of one director.
Required Approval
The approval of the holders of each of the series of the Class I Preferred Shares as to any matter in respect of which their approval is required shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least two-thirds of such shares outstanding or by a resolution passed at a meeting of holders of such shares duly called and held for such purpose by the affirmative vote of not less than two-thirds of the votes cast at such meeting.
Any modifications to the provisions of either the Series 3 or Series 4 Preferred Shares may be carried out only if such action affects the shares of both series in the same manner and at the same time.
Redemption Privileges
Each of the outstanding series of Class I Preferred Shares is redeemable at $25.00 per share at the option of the Company. Furthermore, the provisions of the Series 2 Preferred Shares contain an annual purchase obligation, whereby the Company is obliged to make its best efforts to acquire 71,637 of the Series 2 Preferred Shares annually on the open market at prices not exceeding $25.00 per share plus accrued and unpaid dividends and costs to purchase.
Conversion Privileges
Conversion privileges exist on each of the Series 3 and Series 4 Preferred Shares. The Series 3 Preferred Shares are convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2011, and on each fifth anniversary thereof. Likewise, the Series 4 Preferred Shares are convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2011, and on each fifth anniversary thereof.
Dividends
The holders of the Company’s preferred shares are entitled to receive cumulative preferential cash dividends as and when declared by the Board of Directors. The following summarizes the determination of the dividends for each series.
Cumulative Redeemable Preferred Shares, Series 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date.
Adjustable Dividend Preferred Shares, Series 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The rate has been set at 2.84% for the period commencing February 16, 2006 and ending February 15, 2011.
Adjustable Dividend Preferred Shares, Series 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date.
Class II Preferred Shares
Issuable in Series
The Class II Preferred Shares are issuable from time to time in series with the provisions attaching to each series to be fixed by the Board of Directors prior to the issue. Currently, the Company has outstanding Class II Preferred Shares, Series 1.
Priority
The Class II Preferred Shares of each series rank equally with one another, subordinate to the Class I Preferred Shares and in priority to the common shares with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of the Company. Subject to such limitations, the holders of Class II Preferred Shares, Series 1 shall be entitled to receive an amount equal to $25.00 per share together with all
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accrued and unpaid cumulative dividends thereon. After payment of such amounts the holders of such shares will not be entitled to share in any further distribution of property of the Company.
With the exception of conversions or exchanges of Class I Preferred Shares of one series for another series, no Class II Preferred Shares or shares of a class ranking prior to or on a parity therewith with respect to the payment of dividends or distribution of assets may be issued if the Company is in arrears in the payment of dividends on any outstanding series of Class II Preferred Shares, without the approval of the holders.
Voting Rights
The holders of the Class II Preferred Shares, Series 1 are not entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Company unless the Company shall have failed to pay 24 consecutive monthly dividends on such shares. In that event, and so long as any dividends on such shares remain in arrears, the holders of such shares will be entitled to receive notice of and to attend meetings of shareholders at which directors are to be elected and will be entitled, voting separately as a class with all other holders of Class II Preferred Shares who have such right, to one vote for each share held for the election of one director.
Required Approval
The approval of the holders of the Class II Preferred Shares as to any matter in respect of which their approval is required shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least two-thirds of such shares outstanding or by a resolution passed at a meeting of holders of such shares duly called and held for such purpose by the affirmative vote of not less than two-thirds of the votes cast at such meeting. Unless the terms of any particular series provide to the contrary, the holders of Class II Preferred Shares are not entitled to vote separately as a class or series, or to dissent in respect of, any proposal to amend the articles of the Company to (i) increase or decrease any maximum number of authorized shares of the class, or increase any maximum number of authorized shares of a senior class, (ii) effect an exchange, reclassification or cancellation of all or part of the shares of the class, or (iii) create a new class equal or superior to the shares of the class.
Redemption and Conversion Privileges
The Class II Preferred Shares, Series 1 are redeemable at $25.00 per share at the option of the Company. There are no conversion privileges with respect to the Class II Preferred Shares, Series 1.
Dividends
The holders of Class II Preferred Shares, Series 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.
Normal Course Issuer Bid
On November 29, 2005, the Company filed a normal course issuer bid to repurchase up to approximately 5% of its issued and outstanding Subordinate Voting Shares, Multiple Voting Shares and Class II Preferred Shares, Series 1. A copy of the document may be obtained by contacting the Corporate Secretary of the Company. See “Normal Course Issuer Bid” in the section “General Development of Business — Three Year History”.
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Ratings
EHSI’s senior debt, senior subordinated debt, credit facility and term loan are rated by approved rating organizations. On November 18, 2005, EHSI’s 2010 Notes were upgraded by Standard & Poor’s Ratings Service (S&P) to “B+” from “B”, and the 2014 Notes were upgraded to “B” from “B-”. In addition, S&P upgraded EHSI’s Credit Facility and Term Loan to “BB” from “BB-” under the former credit facility. On January 4, 2006, Moody’s Investor Services Inc. (Moody’s) affirmed EHSI’s credit ratings, and assigned the same Ba2 rating to the Credit Facility and Term Loan as was assigned to the former credit facility.
The table below summarizes EHSI’s debt credit ratings.

Rating
S&P	Rating	Outlook	Rank *

2010 Notes	B+	stable	(14) of 22
2014 Notes	B	stable	(15) of 22
Credit Facility and Term Loan	1, BB	stable	(12) of 22
Corporate rating	BB-	stable	(13) of 22
Obligations rated “BB” are less vulnerable to non-payment than other speculative issues. However, they face major ongoing uncertainties or exposures to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
Obligations rated “B” indicate a current capacity to meet the financial commitment on the obligation. However, adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
The Credit Facility and Term Loan have been assigned a recovery rating of “1”, which indicates a high expectation for full recovery of principal in the event of a payment default.
The plus or minus sign shows relative standing within this rating category.
The “stable” rating outlook means the rating is not likely to change.

Rating
Moody’s	Rating	Outlook	Rank *

2010 Notes	B1	stable	(14) of 21
2014 Notes	B2	stable	(15) of 21
Credit Facility and Term Loan	Ba2	stable	(12) of 21
Corporate family rating	Ba3	stable	(13) of 21
Obligations rated “Ba” are judged to have speculative elements and are subject to substantial credit risk.
Obligations rated “B” are considered speculative and are subject to high credit risk.
The modifier “1” indicates that the obligation ranks in the higher end of its rating category. The modifier “2” indicates a mid-range ranking. The modifier “3” indicates that the obligation ranks in the lower end of its rating category.
The “stable” rating outlook means the rating is not likely to change.

*	Numbers in brackets indicate the rank of the rating, with 1 being the highest, 2 being the next, etc.
Debt credit ratings are the current opinion of the rating agency on creditworthiness of an obligor with respect to a specific financial obligation and a specific class of financial obligation for a specific financial program. Ratings take into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated.
Issuer ratings are opinions of the ability of entities to honour senior unsecured financial obligations and contracts.
The “Rating Outlook” assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a Rating Outlook consideration is given to any changes in the economic and fundamental business conditions. An Outlook is not necessarily a precursor of a rating change.
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The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation inasmuch as it does not comment as to market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
MARKET FOR SECURITIES
Trading Price and Volume
All of Extendicare’s common and preferred shares are listed on the Toronto Stock Exchange (TSX). Since 1996, the Company’s Subordinate Voting Shares have been listed on the New York Stock Exchange (NYSE). On November 15, 2004, the TSX trading symbols of the Company’s Subordinate Voting Shares changed from EXE.A to EXE.SV, and its Multiple Voting Shares changed from EXE to EXE.MV. In addition, the Company’s NYSE trading symbol for its Subordinate Voting Shares changed from EXE.A to EXE.
The following tables set forth the monthly price ranges and trading volumes of Extendicare’s common and preferred shares on the TSX for the year ended 2005.

	Multiple Voting Shares			Subordinate Voting Shares			Class I Preferred Shares,
	(TSX: EXE.MV)			(TSX: EXE.SV)			Series 2 (TSX: EXE.PR.B)

2005	High	Low	Volume	High	Low	Volume	High	Low	Volume
Month	($)	($)	Traded	($)	($)	Traded	($)	($)	Traded

12	19.50	17.55	54,986	18.94	17.50	3,233,557	24.75	24.75	600
11	19.80	18.25	34,347	19.60	18.00	3,701,643	24.75	24.75	2,300
10	20.97	18.79	42,495	20.98	18.75	3,618,331	24.75	24.75	318
09	21.30	18.75	59,259	21.25	18.61	4,796,976	24.75	24.75	1,043
08	19.60	17.69	30,270	19.75	17.55	4,690,648	24.75	24.75	1,790
07	19.40	17.40	23,031	19.20	17.50	2,834,116	24.75	24.75	1,210
06	19.10	17.50	33,510	18.83	17.50	4,352,012	24.75	24.75	2,339
05	19.00	16.05	46,323	18.29	15.62	7,673,745	24.75	24.75	100
04	20.00	16.35	36,477	19.93	16.20	4,471,337	24.75	24.75	221
03	20.50	18.16	123,244	20.00	18.00	7,095,938	24.75	24.75	1,562
02	19.01	16.50	41,497	19.05	17.70	3,560,308	24.75	24.75	329
01	19.00	15.65	65,655	18.96	15.18	8,126,340	24.75	24.75	1,132

	Class I Preferred Shares,			Class I Preferred Shares,			Class II Preferred Shares,
	Series 3 (TSX: EXE.PR.C)			Series 4 (TSX: EXE.PR.D)			Series 1 (TSX: EXE.PR.E)

2005	High	Low	Volume	High	Low	Volume	High	Low	Volume
Month	($)	($)	Traded	($)	($)	Traded	($)	($)	Traded

12	—	—	—	—	—	—	19.92	19.92	847
11	—	—	—	—	—	—	20.06	20.00	2,500
10	19.40	19.40	330	24.00	24.00	1,200	20.75	19.89	5,548
09	—	—	—	24.00	24.00	1,000	20.65	19.35	5,800
08	—	—	—	24.00	24.00	1,200	19.75	19.31	500
07	20.50	19.35	1,010	24.00	24.00	800	20.26	20.26	142
06	—	—	—	—	—	—	20.25	20.02	1,250
05	19.25	19.25	100	24.00	22.00	1,200	21.50	19.25	1,335
04	20.75	19.60	350	24.50	24.50	100	21.20	20.05	1,145
03	20.50	19.75	1,450	—	—	—	20.10	20.05	653
02	21.90	21.90	140	—	—	—	20.50	20.10	3,937
01	22.00	22.00	190	24.25	24.25	100	20.80	20.00	1,800

Extendicare 2005 AIF

The following table set forth the monthly price ranges and trading volumes of Extendicare’s common shares on the NYSE for the year ended 2005.

	Subordinate Voting Shares
	(NYSE: EXE)

2005	High	Low	Volume
Month	(US$)	(US$)	Traded

12	16.00	14.90	298,000
11	16.60	15.47	183,400
10	17.89	15.78	208,600
09	18.09	15.73	210,200
08	16.39	14.51	258,400
07	15.95	14.22	189,400
06	15.25	14.05	472,900
05	14.47	12.39	373,900
04	16.41	13.01	387,100
03	16.70	14.50	295,900
02	15.40	14.27	205,700
01	15.30	12.50	303,700

Prior Sales
With respect to securities not listed on an exchange, in 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014, at a price of 97.5001% of par to yield 7.23%.
Extendicare 2005 AIF

DIRECTORS AND OFFICERS
The following tables sets out the full name, province or state, and country of residence, current positions with Extendicare and principal occupations for the past five years of each of the directors and officers of Extendicare.

Name / Residence / Director since / Term of	Current Positions with Extendicare / Principal Occupation
Office to Expire	for Past Five Years

DAVID J. HENNIGAR CG, F Nova Scotia, Canada Director since: October 8, 1980 Term of office to expire: 2007	Mr. Hennigar is Chairman of Extendicare Inc. and has held this position since 1985. He is also Chairman of Annapolis Group Inc. (a private holding company in real estate development), High Liner Foods Incorporated (a public value-added food processing company), Aquarius Coatings Inc. (a public company in paint manufacturing and developing), and Landmark Global Financial Corporation (a public investment and management company), as well as Chairman and founder of Acadian Securities Inc. (a private investment dealer). Mr. Hennigar serves as a director of the following additional public companies: Crombie Real Estate Investment Trust; MedX Health Corp.; Sentex Systems Ltd.; SolutionInc Technologies Limited; and VR Interactive Corporation. In addition, he serves as a director of a number of private companies, including Crown Life Insurance Company, Minas Basin Holdings Limited and Scotia Investments Limited.

H. MICHAEL BURNS CG, IS Ontario, Canada Director since: March 24, 1978 Term of office to expire: 2008	Mr. Burns is Deputy Chairman of Extendicare Inc. and has held this position since 1992, and he is President of Kingfield Investments Limited (a private investment company). He is a director of Algoma Central Corp. and Landmark Global Financial Corporation (both public companies), and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare Inc., having served as President (1985 — 1992), Chairman (1984 — 1985), and Chairman and CEO (1980 — 1984).

FREDERICK B. LADLY CG, HR, QS Ontario, Canada Director since: June 6, 1986 Term of office to expire: 2007	Mr. Ladly is Deputy Chairman of Extendicare Inc. and has held this position since 1997, and is Vice-Chairman of Crown Life Insurance Company (a private company). He serves on the boards of High Liner Foods Incorporated (a public food processing company) and Knudsen Engineering Limited (a private company specializing in digital systems for marine applications). Mr. Ladly is a former executive of Extendicare Inc., having served as Chief Executive Officer (1992 — 1997), and as President and CEO of Extendicare (Canada) Inc. (1984 — 1992).

MEL RHINELANDER Wisconsin, United States Director since: May 2, 2000 Term of office to expire: May 8, 2006	Mr. Rhinelander is President and Chief Executive Officer of Extendicare Inc. and serves as a director of Sobeys Inc. (a public retail food distribution company). He was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. He is also Chairman and Chief Executive Officer of Extendicare Health Services, Inc. (EHSI), and has served as a director of EHSI since 1998. Mr. Rhinelander has been with the Extendicare group of companies since 1977 and has served in a number of senior positions.

Extendicare 2005 AIF

Name / Residence / Director since / Term of	Current Positions with Extendicare / Principal Occupation
Office to Expire	for Past Five Years

DEREK H.L. BUNTAIN A, F, HR, IS Grand Cayman, Cayman Islands Director since: April 26, 1995 Term of office to expire: 2008	Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited (investment counsel). He serves as a director of the following public companies: Dundee Precious Metals Inc.; Eurogas Corporation; Sentex Systems Ltd.; and CencoTech Inc.

SIR GRAHAM DAY CG, F, HR Nova Scotia, Canada Director since: April 26, 1989 Term of office to expire: 2007	Sir Graham Day is Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of Empire Company Limited (a public holding company with investments in retail food distribution, real estate, theatres and corporate investment activities). He also serves as a director of a number of private companies, including Minas Basin Holdings Limited, Scotia Investments Limited and Jacques Whitford Group Ltd. Sir Graham is a Fellow of the Institute of Corporate Directors and holds the Herbert S. Lamb Chair in Business Education at the Dalhousie University Graduate Business School.

DAVID M. DUNLAP A, HR, QS Ontario, Canada Director since: October 8, 1980 Term of office to expire: May 8, 2006	Mr. Dunlap is Chairman of G.F. Thompson Co. Ltd., a private manufacturer and distributor of plumbing products company, and he is a director of St. Andrew’s College.

GEORGE A. FIERHELLER A, IS Ontario, Canada Director since: April 21, 1981 Term of office to expire: May 8, 2006	Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chair Emeritus of The Greater Toronto Marketing Alliance. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade.

DR. SETH B. GOLDSMITH CG, QS Florida, United States Director since: February 23, 1995 Term of office to expire: May 8, 2006	Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army.

MICHAEL J.L. KIRBY CG, HR, QS Ontario, Canada Director since: March 11, 1987 Term of office to expire: 2008	Mr. Kirby is a member of The Senate of Canada. Mr. Kirby also serves as a director of the following public companies: The Bank of Nova Scotia; Indigo Books & Music Inc.; CPI Plastics Group Ltd.; Energy Savings Income Fund; MDC Partners Inc.; and Brainhunter Inc.

ALVIN G. LIBIN A, F Alberta, Canada Director since: January 20, 1984 Term of office to expire: 2008	Mr. Libin is President and Chief Executive officer of Balmon Investments Ltd., a private management services and investment company. He is Chairman of the Alberta Ingenuity Fund, is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several private corporate and community boards. Mr. Libin is also an Officer of the Order of Canada and a member of the Alberta Order of Excellence.
Extendicare 2005 AIF

Name / Residence / Director since / Term of	Current Positions with Extendicare / Principal Occupation
Office to Expire	for Past Five Years

J. THOMAS MACQUARRIE, Q.C. A, F, HR Nova Scotia, Canada Director since: October 8, 1980 Term of office to expire: 2007	Mr. MacQuarrie, is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of High Liner Foods Incorporated and Aquarius Coatings Inc., both public companies, as well as of a number of private corporations.

MALEN S. NG A, IS Ontario, Canada Director since: May 5, 2005 Term of office to expire: 2008	Ms. Ng is Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario (2003 — present). From 1975 to 2002, Ms. Ng was employed by Hydro One Inc., its subsidiaries and predecessor Ontario Hydro, where she occupied several executive positions, including: President and CEO of Hydro One Networks Inc. (2000 — 2002); Executive Vice President of Wires Operations Hydro One Inc. (2001 — 2002); and Executive Vice President and CFO of Hydro One Inc. (1999 — 2001). Ms. Ng is a director of Sobeys Inc. (a public retail food distribution company) and of Jacques Whitford Group Ltd (a private consulting and environmental solutions firm).

CHARLES H. ROADMAN II, MD QS Virginia, United States Director since: August 3, 2004 Term of office to expire: May 8, 2006	Dr. Roadman is the retired President and Chief Executive Officer of the American Health Care Association (1999 — 2004) and the former Surgeon General of the U.S. Air Force (1996 — 1999). Dr. Roadman serves as a director and advisor on a number of private corporate boards and associations.

RICHARD L. BERTRAND Wisconsin, United States	Mr. Bertrand is Senior Vice-President and Chief Financial Officer of Extendicare Inc. He was appointed to his current position in September 2004. Prior to that he was the Senior Vice-President of Development of EHSI. Mr. Bertrand joined the Extendicare group of companies in 1976, serving in various financial capacities during that time.

JILLIAN E. FOUNTAIN Ontario, Canada	Ms. Fountain has been Corporate Secretary of Extendicare Inc. since 1999, and has been a member of the Company’s financial reporting department in various capacities since 1988.

A Audit Committee, CG Corporate Governance and Nominating Committee, F Finance Committee, HR Human Resources Committee,
IS Information Systems Committee, QS Quality Standards Committee
At March 3, 2006, the directors and officers of Extendicare as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,278,660 Subordinate Voting Shares and 8,145,300 Multiple Voting Shares of the Company, representing 2.28% and 69.15% of such shares outstanding, respectively, and representing 47.58% of the combined votes.
Extendicare 2005 AIF

LEGAL PROCEEDINGS
     The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of Extendicare.
INTEREST OF MANAGEMENT AND OTHER MATERIAL TRANSACTIONS
To the best of our knowledge, the Company confirms that, as of March 23, 2006, there were no directors or executive officers of the Company or an associate or affiliate of a director or executive officer of the Company with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.
TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Company’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Trust Company of New York serves as transfer agent and registrar for Extendicare’s Subordinate Voting Shares in New York.
MATERIAL CONTRACTS
On November 4, 2004, EHSI entered into a definitive merger and acquisition agreement with ALC to acquire all of the outstanding shares and stock of ALC for US$18.50 per share. On January 31, 2005, the acquisition was approved by ALC’s shareholders and EHSI completed the transaction for cash of approximately US$144.0 million. The acquisition included representations and warranties common to a transaction of this nature.
INTERESTS OF EXPERTS
KPMG LLP, the Company’s external auditor, has reported on the consolidated financial statements of the Company for each of the years in the three-year period ended December 31, 2005. KPMG LLP is independent of Extendicare Inc. in accordance with the applicable Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of Ontario, and within the meaning of the Securities Acts administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board.
AUDIT COMMITTEE INFORMATION
Information on the Company’s Audit Committee is disclosed in its Management Information and Proxy Circular dated March 3, 2006.
Extendicare 2005 AIF

ADDITIONAL INFORMATION
Extendicare shall provide to any person or company, upon request to the Corporate Secretary of the Company, the following:
(1)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:
(i)	one copy of the 2005 AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the Consolidated Financial Statements and Auditors’ Report to the Shareholders of the Company for the financial year ended December 31, 2005, together with one copy of any interim financial statements of the Company subsequent to the Consolidated Financial Statements for the financial year ended December 31, 2005;

(iii)	one copy of the Management Information and Proxy Circular of the Company dated March 3, 2006 for the annual meeting of shareholders to be held on May 8, 2006; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or
(2)	at any other time, one copy of the documents referred to in paragraphs (1) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from such a person or company who is not a holder of securities of the Company where the documents are furnished by the Company pursuant to this paragraph (2).
Additional information, including remuneration and indebtedness of directors and executive officers, principal holders of the Company’s Multiple Voting Shares and Subordinate Voting Shares, and options to purchase securities is contained in the Management Information and Proxy Circular of the Company for the annual meeting of shareholders to be held on May 8, 2006. Additional information about Extendicare may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. Additional financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ended December 31, 2005, contained in Extendicare’s 2005 Annual Report to shareholders. A copy of such documents may be obtained from the Corporate Secretary upon request at 3000 Steeles Avenue East, Suite 700, Markham, Ontario L3R 9W2, Tel: (905) 470-5534.
Extendicare 2005 AIF

Extendicare 2005 AIF